DATED AS OF JUNE 28, 2007

NEW GOLD INC.
AS ISSUER

and

COMPUTERSHARE TRUST COMPANY OF CANADA
AS DEBENTURE TRUSTEE

DEBENTURE INDENTURE

PROVIDING FOR THE ISSUE OF UP TO $60,500,000
5% SUBORDINATED CONVERTIBLE DEBENTURES

DUE JUNE 28, 2014

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

-iv-

THIS DEBENTURE INDENTURE made as of the 28th day of June, 2007,

BETWEEN:

NEW GOLD INC., a corporation incorporated under the laws of the Province of British Columbia,

(hereinafter referred to as the “Company”),

AND:

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada, and duly authorized to carry on the trust business in each province of Canada

(hereinafter referred to as the “Debenture Trustee”).

WHEREAS the Company is desirous of creating and issuing Debentures (as hereinafter defined), the issuance of which is provided for by this Debenture Indenture (as hereinafter defined);

AND WHEREAS the Company, under the laws relating thereto, is duly authorized to create and issue the Debentures to be issued as herein provided to evidence indebtedness of the Company existing on the date hereof or incurred by the Company at any time hereafter;

AND WHEREAS all necessary resolutions of the Directors (as hereinafter defined) have been duly passed and other proceedings taken and conditions complied with to make the creation and issue of the Debentures proposed to be issued hereunder and this Debenture Indenture and the execution thereof and hereof legal, valid and effective;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Company and not by the Debenture Trustee;

NOW THEREFORE THIS DEBENTURE INDENTURE WITNESSETH and it is hereby agreed and declared as follows:

ARTICLE 1
INTERPRETATION

1.1

Definitions

In this Debenture Indenture, unless there is something in the subject matter or context inconsistent therewith:

“Affiliate” has the meaning given thereto in the Securities Act;

“AMEX” means the American Stock Exchange;

“Applicable Law” means, at any time, with respect to any Person, property, transaction, event or other matter, as applicable, all laws, rules, statutes, regulations, treaties, orders, judgments and decrees, and all official requests, directives, rules, guidelines, orders, policies, practise and other requirements of any governmental authority relating or applicable at such time to such Person, property, transaction, event or other matter, and also includes any interpretation thereof by any Person having jurisdiction over it or charged with its administration or interpretation;

“Applicable Securities Legislation” means the Canadian Securities Laws and the U.S. Securities Laws;

“Associate” has the meaning ascribed thereto in the Securities Act;

“BEO Participants” means institutions that participate directly or indirectly in the Depository’s book entry registration system for the Debentures;

“Business Day” means any day other than Saturday, Sunday or a statutory holiday when banks are not open in the City of Vancouver, British Columbia or Toronto, Ontario;

“Canadian Government Obligations” means any bonds or securities issued or guaranteed by the Government of Canada or by the government of any Province of Canada rated at least A (high);

“Canadian Securities Laws” means, collectively, all applicable securities laws of each of the Provinces of Canada and the respective rules and regulations under such laws together with applicable published fee schedules, prescribed forms, policy statements, national or multilateral instruments, orders, blanket rulings and other regulatory instruments of the securities regulatory authorities in the Provinces of Canada;

“Capital Reorganization” has the meaning attributed to such term in subsection 4.3(e);

“Certificate of the Company” means an instrument signed in the name of the Company and without personal liability by any two Directors or any two of the President and Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer , the Secretary and any Vice President of the Company, if applicable, and any combination of any two of the foregoing, certifying the matters specified therein;

“Change of Control” means an occurrence which shall be deemed to have occurred at such time as any Person (including a Person’s Affiliates and Associates), becomes the beneficial owner, directly or indirectly, or otherwise exercises control or direction over Common Shares carrying in excess of 50% of the total voting rights attached to the issued and outstanding Common Shares and includes the consummation of any amalgamation, consolidation, statutory arrangement (involving a business combination) or merger of the Company with or into another Person or entity: (i) in which the Company is not the continuing or surviving entity; or (ii) pursuant to which the issued and outstanding Common Shares of the Company would be reclassified, changed or converted into or exchanged for cash, securities or other property, other than any such transaction in which the holders of the issued and outstanding Common Shares immediately prior to such transaction are converted into or exchanged for voting securities or securities exchangeable at the option of the holder into Voting Shares of the surviving or transferor Person constituting 50% or more of such Voting Shares immediately after such transaction (giving effect to such issuance and the exercise of any rights to convert or exchange such securities into Voting Shares);

“Change of Control Conversion Price” has the meaning attributed thereto in subsection 6.1(a)(ii);

“Common Shares” means the common shares of the Company as such common shares exist at the close of business on the date of execution and delivery of this Debenture Indenture; provided that, in the event that any adjustment is made in accordance with section 4.3, “Common Shares” shall thereafter mean the common shares resulting from such adjustment;

“Common Share Reorganization” has the meaning attributed to such term in subsection 4.3(b);

“Company” means New Gold Inc. and every successor Person thereto which shall have complied with the provisions of Article 11;

“Conversion Date” has the meaning attributed to such term in subsection 4.2(b);

“Conversion Deadline” has the meaning attributed thereto under Article 4;

“Conversion Price” means the dollar amount for which each Common Share may be issued from time to time upon the conversion of Debentures which are by their terms convertible in accordance with the provisions of Article 4 and without limiting the generality of the foregoing, the Conversion Price in effect on the date hereof for each Common Share to be issued upon the conversion of the Debentures is $9.35;

“Counsel” means a barrister or solicitor or firm of barristers and solicitors retained by the Debenture Trustee, who may be counsel to the Company, or retained by the Company and acceptable to the Debenture Trustee;

“Current Market Price” at any date means the weighted average trading price per Common Share for the 30 consecutive trading days ending five trading days before such date on the TSX, or, if the Common Shares are not listed on the TSX, on such stock exchange on which the Common Shares are listed as may be selected for such purpose by the Directors or, if the Common Shares are not listed on any stock exchange, then on the over-the-counter market on which the Common Shares are traded, provided that if any stock exchange on which the Common Shares are then trading requires that the Current Market Price be calculated in a different manner, then the Current Market Price shall be calculated in such different manner, provided further that if the Common Shares are not then listed on any stock exchange or traded on any over-the-counter market, the Current Market Price shall be the fair market value of the Common Shares as at such date as determined by an independent, nationally recognized investment dealer selected by the Directors for that purpose; and for the purpose of this definition, the weighted average price shall be determined by dividing the aggregate sale price of all Common Shares sold during such period of 30 consecutive trading days on such exchange or market, as the case may be, by the total number of Common Shares so sold;

“Date of the Change of Control” means the date on which any transaction constituting a Change of Control closes;

“Debenture Trustee” means Computershare Trust Company of Canada and every successor Person thereto;

“Debentures” means the 5% subordinated convertible debentures of the Company issued and certified hereunder, or deemed to be issued and certified hereunder, in definitive form;

“Debentureholders” or “Holders” means, at a particular time, the Persons entered in the registers hereinafter mentioned as Holders of Debentures outstanding at such time;

“Debentureholders’ Request” means an instrument signed in one or more counterparts by the Holders of not less than 25% of the aggregate principal amount of the outstanding Debentures, requesting the Debenture Trustee to take or refrain from taking the action or proceeding specified therein;

“Definitive Debentures” means Debentures which are Fully Registered as individual certificates issued pursuant to section 2.3 substantially in the form of  Schedule "A" hereto;

“Depository” means CDS Clearing and Depository Services Inc. or such other Person as is designated in writing by the Company to act as depository in respect of the Debentures;

“Director” means a director of the Company for the time being and “Directors” means the board of directors of the Company or, whenever duly empowered, a committee of the board of directors of the Company, and reference to action by the Directors means action by the directors as a board or action by such a committee of the board as a committee;

“Event of Default” has the meaning attributed to such term in section 9.1;

“Extraordinary Resolution” has the meaning attributed to such term in sections 12.12 and 12.16;

“Freely Tradeable” means, in respect of the Common Shares. those which: (i) are issuable without the necessity of filing a prospectus or any other similar offering document (other than such prospectus or similar offering document that has already been filed) under Applicable Securities Legislation and such issue does not constitute a distribution (other than a distribution already qualified by prospectus or similar offering document) under Applicable Securities Legislation; and (ii) can be traded by the holder thereof without any restriction under Applicable Securities Legislation, such as hold periods, except in the case of a distribution by a control person;

“Fully Registered” means registered as to both principal and interest;

“Generally Accepted Accounting Principles” means Canadian generally accepted accounting principles as provided in the Handbook of the Canadian Institute of Chartered Accountants from time to time;

“Global Debenture” means a Debenture which is Fully Registered in the name of the Depository representing all or a portion of the aggregate principal amount of the Debentures issued hereunder;

“Indenture Legislation” has the meaning attributed to such term in subsection 14.1(a);

“Interest Payment Date” means a date on which interest is due and payable in accordance with the terms of this Debenture Indenture;

“Legended Debentures” means the Debentures bearing the legend provided for in section 2.5;

“Maturity Date” means with respect to a Debenture, the date on which the principal of such Debenture becomes due and payable as therein or herein provided, whether at the Stated Maturity Date thereof or by declaration, acceleration, redemption or otherwise;

“Maturity Record Date” has the meaning ascribed thereto is section 2.10(c);

“Obligations” means all obligations for principal, premium, interest, penalties, fees, indemnification, reimbursement, damages and other liabilities payable under the documentation governing the Indebtedness to which such obligations relate;

“Offer to Redeem” has the meaning ascribed thereto in subsection 6.1(a)(i);

“Offer to Convert” has the meaning ascribed thereto in subsection 6.1(a)(ii);

“Officer’s Certificate” means a Certificate of the Company signed in the name of the Company by any Director or the Chief Executive Officer, the President, the Chief Financial Officer, the Chief Operating Officer or the Secretary of the Company;

“Opinion of Counsel” means a written opinion of Counsel to the Company, addressed to the Debenture Trustee (among other addressees) or such other counsel as determined by the Debenture Trustee, acting reasonably;

“Paying Agent” means the Debenture Trustee or may mean a Person authorized by the Company and the Debenture Trustee to pay the principal amount or interest payable in respect of any Debentures on behalf of the Company;

“Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, body corporate, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, government or governmental authority or entity, however designated or constituted;

“Purchase Date” the date on which payment for Debentures purchased pursuant to Article 3 is made;

“Recognized Stock Exchange” means the TSX or any other stock exchange on which the Common Shares are then listed and posted for trading;

“Redemption Date” means the date selected by the Company for redemption pursuant to Article 5;

“Redemption Notice” has the meaning attributed to such term in section 5.4;

“Redemption Amount” has the meaning ascribed thereto in section 5.4;

“Registrar” means, from time to time, the Person responsible for keeping a register of the Debentureholders.

“Regular Interest Record Date” has the meaning attributed to such term in subsection 2.10(a);

“Regulation S” means Regulation S adopted by the United States Securities and Exchange Commission under the U.S. Securities Act;

“Rights Offering” and “Rights Period” have the meanings attributed to such terms in subsection 4.3(c);

“Rights Offering Price” has the meaning attributed to such term in subsection 4.3(f);

“Secured Indebtedness” means the principal of, the premium (if any) and interest and other Obligations on indebtedness of the Company, which is subject to a Security Interest, presently in existence or to exist in the future pursuant to the terms of any agreement or similar document executed by the Company on or prior to the date hereof, which in accordance with Generally Accepted Accounting Principles would be classified on the Company’s balance sheet as liabilities, other than indebtedness represented by the Debentures, unless, it is provided by the terms of the instrument creating or evidencing such Secured Indebtedness that such indebtedness is not to be superior in right of payment to the Debentures but ranks pari passu with, or subordinate in right of payment to, the Debentures;

“Security Interest” means any security interest, assignment by way of security, mortgage, charge (whether fixed or floating), hypothec, pledge, lien or other encumbrance on or interest in property or assts that secures the payment of Obligations;

“Securities Act” means the Securities Act (British Columbia);

“Series D Notes” means the series D notes of the Company issued pursuant to the terms of a trust indenture referred to as the “Note Indenture” between the Company and Computershare Trust Company of Canada and dated June 28, 2007;

“Special Distribution” has the meaning attributed to such term in subsection 4.3(d);

“Stated Maturity Date” means June 28, 2014;

“Subsidiary” has the meaning given thereto in the Securities Act;

“Successor” has the meaning attributed to such term in subsection 11.1

“this Debenture Indenture”, “hereto”, “hereby”, “hereunder”, “hereof”, “herein” and similar expressions refer to this debenture indenture and not to any particular Article, section, subsection, paragraph, clause, subsection, subdivision or other portion hereof, and include any and every supplemental debenture indenture; and “supplemental debenture indenture” includes any and every instrument which amends this Debenture Indenture or is supplemental or ancillary hereto or in implementation hereof and the expressions “Article”, “section”, “subsection” and “paragraph” followed by a number mean and refer to the specified Article, section, subsection or paragraph of this Debenture Indenture;

“TSX” means the Toronto Stock Exchange;

“United States” means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

“U.S. Person” means a “U.S. Person” as that term is defined in Rule 902(k) of Regulation S;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“U.S. Securities Laws” means all Applicable Securities Legislation in the United States, including without limitation, the U.S. Securities Act and the rules and regulations promulgated thereunder, and any applicable state securities laws;

“Voting Shares” means shares of capital stock of any class of any corporation carrying voting rights under all circumstances, provided that for the purposes of such definition, shares which only carry the right to vote conditionally on the happening of any event shall not be considered Voting Shares, whether or not such event shall have occurred, nor shall any shares be deemed to cease to be Voting Shares solely by reason of a right to vote accruing to shares of another class or classes by reason of the happening of such event; and

“Written Request of the Company” and “Written Direction of the Company” mean, respectively, an order, a request or a direction signed in the name of the Company by any Director, or the President and Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer or the Secretary of the Company, and may consist of one or more instruments so executed.

Words importing the singular include the plural and vice versa and words importing gender include all genders.

1.2

Meaning of “outstanding” for Certain Purposes

Every Debenture certified and delivered by the Debenture Trustee hereunder shall be deemed to be outstanding until it shall be cancelled or delivered to the Debenture Trustee for cancellation, or a new Debenture shall be issued in substitution therefor under section 2.13 or 2.14, or moneys for the payment thereof shall be set aside under Article 10, provided that:

(a)

where a new Debenture has been issued in substitution for a Debenture which has been mutilated, lost, stolen or destroyed, only the new Debenture shall be counted for the purpose of determining the aggregate principal amount of Debentures outstanding;

(b)

Debentures which have been partially redeemed, purchased or converted shall be deemed to be outstanding only to the extent of the unredeemed, unpurchased or unconverted part of the principal amount thereof; and

(c)

for the purpose of any provision of this Debenture Indenture entitling Holders of outstanding Debentures to vote, sign consents, requests or other instruments or take other action under this Debenture Indenture, or to constitute a quorum at any meeting of Holders, Debentures owned, directly or indirectly, legally or equitably by the Company or any Affiliate or Subsidiary of the Company shall be disregarded, except that:

(i)

for the purpose of determining whether the Debenture Trustee shall be protected in acting and relying on any such vote, consent, request or other instrument or other action, or on the Debentureholders present or represented at any meeting of Debentureholders constituting a quorum, only the Debentures of which the Debenture Trustee has received actual written notice that they are so owned shall be so disregarded;

(ii)

Debentures so owned which have been pledged in good faith other than to the Company or an Affiliate or Subsidiary of the Company shall not be so disregarded if the pledgee shall establish, to the satisfaction of the Debenture Trustee, the pledgee’s right to vote such Debentures, sign consents, requisitions or other instruments or take such other actions in his discretion free from the control of the Company or any Affiliate or Subsidiary of the Company; and

(iii)

Debentures so owned shall not be disregarded if they are the only Debentures outstanding.

1.3

Interpretation Not Affected by Headings

The division of this Debenture Indenture into articles, sections, subsections and paragraphs, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Debenture Indenture.

1.4

Statute References

Any reference in this Debenture Indenture to a statute shall be deemed to be a reference to such statute as amended, re-enacted or replaced from time to time.

1.5

Currency

Any reference in this Debenture Indenture to “Dollars”, “dollars” or “$” shall be deemed to be a reference to lawful money of Canada and any reference to any payments to be made by the Company shall be deemed to be a reference to payments made in lawful money of Canada.

1.6

Non-Business Days

Whenever any payment to be made hereunder shall be due, any period of time would begin or end, any calculation is to be made or any other action is to be taken on or as of, a day other than a Business Day, such payment shall be made, such period of time shall begin or end, such calculation shall be made and such other actions shall be taken, as the case may be, unless otherwise specifically provided for herein, on or as of the next succeeding Business Day and the holder of any Debenture shall not be entitled to any further interest or other payment in respect of such delay.

1.7

Invalidity of Provisions

Each of the provisions contained in this Debenture Indenture or the Debentures is distinct and severable and a declaration of invalidity or unenforceability of any such provision by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof or thereof.

1.8

Governing Law

This Debenture Indenture and the Debentures shall be governed by, construed and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and shall be treated in all respects as British Columbia contracts.

1.9

Paramountcy

In the event of any inconsistency between the provisions of any section of this Debenture Indenture and the provisions of the Schedules which form a part hereof, the provisions of this Debenture Indenture shall prevail.

1.10

Number and Gender

In this Debenture Indenture, unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

1.11

Time of Essence

Time shall be of the essence in all respects in this Debenture Indenture.

ARTICLE 2
THE DEBENTURES

2.1

Creation and Issuance of Debentures

The Company hereby creates and authorizes for issuance up to 60,500 Debentures.  The Debentures shall be dated the date hereof (including all replacement certificates issued in accordance with this Debenture Indenture) notwithstanding their date of issue and will become due and payable, together with all accrued interest and unpaid interest thereon, on June 28, 2014, the Stated Maturity Date.

2.2

Form and Terms of Debentures

The Debentures authorized for issue hereunder are limited to an aggregate principal amount of $60,500,000 and shall be designated as “5% Subordinated Convertible Debentures due June 28, 2014”.  The Debentures shall mature and become due and payable on June 28, 2014, in $1,000 principal denominations or integral multiples thereof and shall bear interest (subject to section 2.8) from June 28, 2007 at the rate of 5% per annum (after as well as before default or judgment, with interest on amounts in default at the same rate) payable in arrears in equal semi-annual instalments on January 1 and July 1 in each year. The first such interest payment to be made on January 1, 2008 for the period from and including June 28, 2007 being $25.48 per $1,000 principal amount.

Subject to section 10.2, the principal amount of the Debentures and interest thereon due on maturity will be made payable in lawful money of Canada against surrender of such Debentures by the respective Holders thereof at the principal offices of the Debenture Trustee in the Cities of Vancouver, British Columbia or Toronto, Ontario.

2.3

Form of Debentures

The Debentures shall be issued only as Fully Registered Debentures in denominations of $1,000 and integral multiples thereof and in the form of Definitive Debentures or Global Debentures. The Debentures and the certificate of the Debenture Trustee endorsed thereon shall be in the English language and, if approved by the Company, the French language. The form of Debenture and the Certificate of the Debenture Trustee shall be substantially in the form set out in Schedule "A" to this Debenture Indenture (as applicable) with such appropriate additions, deletions, substitutions and variations as the Debenture Trustee may approve and shall bear such distinguishing letters and numbers as the Debenture Trustee may approve, such approval of the Debenture Trustee to be conclusively evidenced by its certification of the Debentures. In the event that any provision of the Debentures in the French language shall be susceptible of an interpretation different from the equivalent provision in the English language, the interpretation of such provision in the English language shall be determinative.

The Debentures may be engraved, printed or lithographed, mimeographed or typewritten, or partly in one form and partly in another, as the Company may determine.

2.4

Global Debentures

The Debentures (other than Debentures issued to or for the account or benefit of a person in the United States) may be represented by one or more Global Debentures. Each Global Debenture authenticated in accordance with this Debenture Indenture shall be registered in the name of the Depository designated for such Global Debenture or a nominee thereof and delivered to such Depository or a nominee thereof as custodian therefor, and each such Global Debenture shall constitute a single Debenture for all purposes of this Debenture Indenture. Beneficial interests in the Global Debenture will not be shown on the Register or the records maintained by the Depository but will be represented through book-entry accounts of BEO Participants on behalf of the beneficial owners of such Global Debenture. None of the Company, the Debenture Trustee and any other Paying Agent shall have any responsibility or liability for any aspects of the records relating to or payments made by any Depository or any BEO Participant on account of the beneficial interest in any Global Debenture. Except as provided in this section 2.4, owners of beneficial interests in any Global Debenture shall not be entitled to have Debentures registered in their names and shall not receive or be entitled to receive Debentures in definitive form.

Notwithstanding any other provision in this Debenture Indenture, no Global Debenture may be exchanged in whole or in part for Debentures registered, and no transfer of a Global Debenture in whole or in part may be registered, in the name of any Person other than the Depository for such Global Debenture or a nominee thereof unless:

(a)

the Depository notifies the Company that it is unwilling or unable to continue to act as depository in connection with the Global Debenture and the Company is unable to locate a qualified successor;

(b)

the Company determines that the Depository is no longer willing, able or qualified to discharge properly its responsibilities as Holder of the Global Debenture and the Company is unable to locate a qualified successor;

(c)

the Depository ceases to be a clearing agency or otherwise ceases to be eligible to be a depository and the Company is unable to locate a qualified successor;

(d)

the Company determines that the Debentures shall no longer be held as Global Debentures through the Depository;

(e)

the Depository determines to transfer the Global Debentures in accordance with subsection 2.11(j)(i) to 2.11(j)(v); or

(f)

such right is required by Applicable Law, as determined by the Company and the Company Counsel;

following which Debentures in Fully Registered form shall be issued to the beneficial owners of such Debentures or their nominees.

Subject to the provisions of this section 2.4, any exchange of a Global Debenture for Debentures may be made in whole or in part in accordance with the provisions of section 2.13, mutatis mutandis. All such Debentures issued in exchange for a Global Debenture or any portion thereof shall be registered in such names as the Depository for such Global Debenture shall direct and shall be entitled to the same benefits and subject to the same terms and conditions (except insofar as they relate specifically to Global Debentures) as the Global Debenture or portion thereof surrendered upon such exchange.

Every Debenture authenticated and delivered upon registration of transfer of a Global Debenture, or in exchange for or in lieu of a Global Debenture or any portion thereof, whether pursuant to this section 2.4 or otherwise, shall be authenticated and delivered in the form of, and shall be, a Global Debenture, unless such Debenture is registered in the name of a Person other than the Depository for such Global Debenture or a nominee thereof.

2.5

Legends

(a)

The Debentures have not been and will not be registered under the U.S. Securities Act or under any United States state securities laws.  Each Debenture certificate originally issued in the United States or to, or for the account or benefit of, a U.S. Person, and each Debenture certificate issued in exchange therefor or in substitution thereof shall bear the following legends or such variations thereof as the Company may prescribe from time to time:

“THIS DEBENTURE AND THE SECURITIES DELIVERABLE UPON CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES.  THIS DEBENTURE MAY NOT BE CONVERTED IN THE UNITED STATES OR BY OR ON BEHALF OF A PERSON IN THE UNITED STATES OR A U.S. PERSON UNLESS THE DEBENTURE AND THE UNDERLYING SECURITIES HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE.  “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT.”

“THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR UNDER ANY STATE SECURITIES LAWS.  THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) INSIDE THE UNITED STATES PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE U.S. SECURITIES ACT OR ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT ON THE CONDITION THAT THE HOLDER HAS, PRIOR TO SUCH SALE, FURNISHED TO THE COMPANY AN OPINION OF COUNSEL AS TO THE AVAILABILITY OF THE EXEMPTION REASONABLY SATISFACTORY TO THE COMPANY, OR (D) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT, AND IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE STATE SECURITIES LAWS IN THE UNITED STATES OR SECURITIES LAWS OF ANY OTHER APPLICABLE JURISDICTIONS.  DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA”;

provided that, if the Debentures are being sold outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act, and provided that the Company is a “Foreign Issuer” within the meaning of Regulation S at the time of such sale, the legend may be removed by providing a declaration to the Debenture Trustee substantially in the form as set forth in Annex I to Schedule "A" hereto (or as the Debenture Trustee or the Company may prescribe from time to time), provided, however, that the Company and/or the Debenture Trustee may impose additional reasonable requirements for the removal of legends from Debentures that are sold in compliance with Rule 904 of Regulation S under the U.S. Securities Act in the future.

(b)

Upon receipt of a duly executed and proper form of declaration as referred to in this section 2.5, the Company shall use its reasonable best efforts to cause such legend in subsection 2.5(a) to be removed within three Business Days of receipt of such declaration.

(c)

Notwithstanding any other provisions of this Debenture Indenture, in processing and registering transfers of Debentures, no duty or responsibility whatsoever shall rest upon the Debenture Trustee to determine the compliance by any transferor or transferee with the terms of the legend contained in subsection 2.5(a), or with the relevant securities laws or regulations, including, without limitation, Regulation S of the Securities Act, and the Debenture Trustee shall be entitled to assume that all transfers are legal and proper insofar as they relate to such aforementioned legend, laws and regulations.

2.6

Execution of Debentures

The Debentures shall be signed (either manually or by facsimile signature) by two persons, each of whom is either a Director, the President and Chief Executive Officer, the President, the Chief Financial Officer, the Chief Operating Officer or the Secretary of the Company. A signature upon any of the Debentures shall for all purposes of this Debenture Indenture be deemed to be the signature of the individual whose signature it purports to be and to have been signed at the time such signature (either manual or in facsimile) may appear on the Debentures and notwithstanding that any individual whose signature (either manual or in facsimile) may appear on the Debenture is not, at the date of this Debenture Indenture or at the date of the Debentures or at the date of the certifying and delivery thereof, a Director, the President and Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer or Secretary, as the case may be, of the Company, such Debentures shall be valid and binding upon the Company and the Holders thereof shall be entitled to the benefits of this Debenture Indenture.

2.7

Certification

No Debenture shall be issued or, if issued, shall be obligatory or shall entitle the Holder thereof to the benefits of this Debenture Indenture, until it has been certified by manual signature by or on behalf of the Debenture Trustee substantially in the form of the Debenture set out in Schedule "A" hereto or in some other form approved by the Company and the Debenture Trustee, whose approval shall be conclusively evidenced by the certification thereof. Such certification on any Debenture shall be conclusive evidence that such Debenture is duly issued and is a valid and binding obligation of the Company and that the Holder is entitled to the benefits of this Debenture Indenture.

The certificate of the Debenture Trustee on any Debenture issued hereunder shall not be construed as a representation or warranty by the Debenture Trustee as to the validity of this Debenture Indenture or of such Debenture or its issuance (except the due certification thereof and any other warranties by law) or as to the performance by the Company of, and its obligations under, this Debenture Indenture and the Debenture Trustee shall in no respect be liable or answerable for the use made of the Debentures or any of them or the proceeds thereof.

2.8

Interest

(a)

Every Debenture, whether issued originally or in exchange for other previously issued Debentures, shall bear interest from and including the latter of (i) the date of issue; and (ii) the last Interest Payment Date with respect to which interest shall have been paid or made available for payment on the Debentures, to, but not including, the subsequent Interest Payment Date.

(b)

Interest shall be computed on the basis of a year of 365 days or 366 days in a leap year, as the case may be for payments other than semi annual payments.

(c)

Subject to accrual of any interest or unpaid interest from time to time, interest on each Debenture shall cease to accrue from the earliest of: (i) the Maturity Date; (ii) the Date of Change of Control; (iii) if converted in accordance with Article 4, the date stipulated in subsection 4.2(d); (iv) if called for redemption in accordance with Article 5, the Redemption Date; or (v) if purchased in accordance with Article 3, the date of payment, unless, in the case of (i) and (iii) above, upon due presentation and surrender thereof for payment on or after the date appropriate, such payment is improperly withheld or refused by or on behalf of the Company, in which case the provisions of Article 9 shall apply.

(d)

Wherever in this Debenture Indenture or the Debentures there is mention, in any context, of the payment of interest, such mention shall be deemed to include the payment of interest on amounts in default to the extent that in such context such interest is, was or would be payable pursuant to this Debenture Indenture or such Debentures and express mention of interest on amounts in default in any of the provisions hereof shall not be construed as excluding such interest in those provisions hereof where such express mention is not made.

(e)

If the date for payment of any amount of principal or interest in respect of a Debenture is not a Business Day at the place of payment, then payment shall be made on the next Business Day at such place and the Holder of such Debenture shall not be entitled to any further interest or other payment in respect of the delay.

2.9

Rank and Subordination

The Debentures certified and issued under this Debenture Indenture rank pari passu with one another, in accordance with their tenor without discrimination, preference or priority.  The payment of the principal of and interest on the Debentures is expressly subordinated to the prior payment in full of all other Secured Indebtedness of the Company, and the Series D Notes, as provided in Article 7.

2.10

Payment of Interest and Principal in Respect of Debentures

(a)

Subject to early purchase, conversion or redemption pursuant to Article 3, Article 4 and Article 5, respectively, as interest becomes due on the Debentures, the Company, either directly or through the Debenture Trustee or any agent of the Debenture Trustee, shall send or forward by first class mail (postage prepaid), electronic transfer of funds or such other means as may be agreed to by the Debenture Trustee, payment of such interest to the order of the registered Holder of such Debenture appearing on the registers maintained by the Debenture Trustee at the close of business on the fifteenth Business Day prior to the applicable Interest Payment Date (the “Regular Interest Record Date”) and addressed to the Holder at the Holder’s last address appearing on the register, unless such holder otherwise directs. If payment is made by cheque to the Holder, such cheque shall be forwarded at least three Business Days prior to each applicable Interest Payment Date and if payment is made by other means (such as electronic transfer of funds) such payment shall be made at least one Business Day prior to each applicable Interest Payment Date. The Company may make provision for the making of any such payment in such other manner as is acceptable to the Debenture Trustee. Subject to the provisions of this Debenture Indenture, the mailing of such cheque or the making of such payment in such other manner shall satisfy and discharge all liability for interest, as the case may be, on the Debentures to the extent of the sum represented thereby unless such cheque shall not be honoured upon presentation.  For greater certainty, any interest payment required to be made on the Debentures shall be subject to section 2.19.  In the event of non-receipt of any cheque for or other payment of interest by the person to whom it is so sent as aforesaid, the Company will issue or cause to be issued to such person a replacement cheque or other payment for a like amount upon being furnished with such evidence of non-receipt as it or the Debenture Trustee shall reasonably require and upon being indemnified to its satisfaction. Notwithstanding the foregoing, if the Company is prevented by circumstances beyond its control (including, without limitation, any interruption in mail service) from making payment of any interest due on each Debenture in the manner provided above, the Company may make payment of such interest or make such interest available for payment in any other manner acceptable to the Debenture Trustee with the same effect as though payment had been made in the manner provided above.

(b)

If a Debenture or a portion thereof is called or presented to the Company for purchase, conversion or redemption and the Purchase Date, Conversion Date or Redemption Date is subsequent to a Regular Interest Record Date but prior to the related Interest Payment Date, interest accrued on such Debenture will be paid upon presentation and surrender of such Debenture up to but excluding the Purchase Date, the Conversion Date or the Redemption Date.

(c)

On the Maturity Date, the Company either directly or through the Debenture Trustee or any agent of the Debenture Trustee, shall send or forward by first class mail (postage prepaid), electronic transfer of funds or such other means as may be agreed to by the Debenture Trustee, payment of all the principal and all accrued and unpaid interest on the then outstanding Debentures, up to but excluding the Maturity Date.  Such payment shall be made to the order of the registered Holder of such Debenture appearing on the registers maintained by the Debenture Trustee at the close of business on the fifteenth Business Day prior to the Maturity Date (the “Maturity Record Date”) and addressed to the Holder at the Holder’s last address appearing on the register as of the Maturity Record Date, unless such holder otherwise directs.  If payment is made by cheque to the Holder, such cheque shall be forwarded at least three Business Days prior to the Maturity Date and if payment is made by other means (such as electronic transfer of funds) such payment shall be made at least one Business Day prior to the Maturity Date. The Company may make provision for the making of any such payment in such other manner as is acceptable to the Debenture Trustee. Subject to the provisions of this Debenture Indenture, the mailing of such cheque or the making of such payment in such other manner shall satisfy and discharge all liability for principal, premium and interest, as the case may be, on the Debentures to the extent of the sum represented thereby unless such cheque shall not be honoured upon presentation.  In the event of non-receipt of any cheque for or other payment of interest by the person to whom it is so sent as aforesaid, the Company will issue or cause to be issued to such person a replacement cheque or other payment for a like amount upon being furnished with such evidence of non-receipt as it or the Debenture Trustee shall reasonably require and upon being indemnified to its satisfaction. Notwithstanding the foregoing, if the Company is prevented by circumstances beyond its control (including, without limitation, any interruption in mail service) from making payment on each Debenture in the manner provided above, the Company may make such payment available in any other manner acceptable to the Debenture Trustee with the same effect as though payment had been made in the manner provided above.

(d)

If any payment of principal, premium or interest on the Maturity Date or the Interest Payment Date, as applicable, is to be made through the Debenture Trustee, that Company shall deposit cleared funds, equal to the full amount of any such payment in the manner directed by the Debenture Trustee at least 24 hours prior to the date on which such payment must be forwarded to the Holders pursuant to the terms of this Debenture Indenture.  The Debenture Trustee shall disburse such interest payments only upon receiving the cleared funds, and under no circumstances shall the Debenture Trustee be obligated to disburse amounts of money in excess of what it has received from the Company.

(e)

If any payment of principal, premium or interest made directly to any Holder by the Company, then the Company shall within 30 days of making such payment, provide the Debenture Trustee with an Officer’s Certificate setting forth the details of any such payment.

2.11

Registration and Transfer of Debentures

(a)

The Company shall, at all times while any Debentures are outstanding, cause to be kept by and at the principal corporate trust office of the Debenture Trustee in the City of Vancouver, British Columbia a central register, and in the City of Toronto, Ontario and such other place or places, by the Debenture Trustee or by such other Registrar or Registrars, if any, as the Company with the approval of the Debenture Trustee may designate, branch registers in which shall be entered the names and latest known addresses of the Holders of Debentures and the other particulars, as prescribed by law, of the Debentures held by them respectively and of all transfers of Debentures. Such registration shall be noted on the Debentures by the Debenture Trustee or other Registrar. No transfer of a registered Debenture shall be effective as against the Company unless made on one of the appropriate registers by the Debentureholder or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in form and execution satisfactory to the Debenture Trustee and upon due completion of the form of transfer attached to the Debenture certificate and compliance with such requirements as the Debenture Trustee or other Registrar may prescribe, acting reasonably, and unless such transfer shall have been duly noted on the Debenture by the Debenture Trustee or other Registrar. For the purposes of this section, the Debenture Trustee shall be the Registrar and transfer agent for the Debentures until notified by the Company otherwise.

(b)

Notwithstanding anything contained in this Debenture Indenture, or the certificate evidencing the Debentures, the Debenture Trustee:

(i)

shall only register a transfer of a Debenture imprinted with the legends specified in section 2.5 if the Debenture Trustee has received, in addition to a properly completed and executed transfer form in the form included in such certificate, either (A) a properly completed and executed declaration in the form attached as Annex I to Schedule "A" hereto (or as otherwise prescribed by the Company), or (B) a written opinion of Counsel or other evidence satisfactory to the Company, acting reasonably, to the effect that the transfer of such Debenture is in compliance with applicable United States federal and state securities laws and, in the case of subparagraph (B), the Company has provided a direction to the Debenture Trustee to proceed with such registration including, if deemed required by the Company, instructions to imprint the Debenture issued to such transferee with the legend specified in section 2.5; and

(ii)

shall not register any transfer of a Debenture if it has reasonable grounds to believe that such transfer is otherwise not in accordance with Applicable Law.

(c)

Upon becoming a Debentureholder in accordance with the provisions of this Debenture Indenture, the transferee thereof shall be deemed to have acknowledged and agreed to be bound by this Debenture Indenture.  Upon registration of such transferee as the holder of the Debenture, the transferor shall cease to have any further rights under this Debenture Indenture with respect to such Debenture or Common Shares issuable in respect thereof.

(d)

The registers referred to in this section shall at all reasonable times during business hours on a Business Day be open for inspection by the Company, the Debenture Trustee and any Debentureholder.

(e)

A Debentureholder may at any time and from time to time have a Debenture transferred at any of the places at which a register is kept pursuant to the provisions of this section in accordance with such reasonable regulations as the Debenture Trustee may prescribe. A Debentureholder may at any time and from time to time have the registration of a Debenture transferred from the register in which the registration thereof appears to another register maintained in another place authorized for that purpose under the provisions of this Debenture Indenture upon payment of a reasonable fee to be fixed by the Debenture Trustee.

(f)

Neither the Company nor the Debenture Trustee nor any Registrar shall be required: (i) to transfer or exchange any Debentures on any Interest Payment Date or during a period of 15 Business Days immediately preceding any such date, provided that such transfer restriction shall not affect the ability of Debentureholders to trade the Debentures on the TSX or the AMEX (if applicable); or (ii) to transfer or exchange any Debentures on the date of any selection by the Debenture Trustee of any Debentures to be purchased, pursuant to Article 3, during the 15 Business Days immediately preceding any such date or thereafter for a period of up to but not exceeding the 15th Business Day following the mailing of any notice of purchase; (iii) to transfer or exchange any Debentures on the date of any selection by the Debenture Trustee of any Debentures to be redeemed, pursuant to Article 5, or during the 15 Business Days immediately preceding any such date or thereafter for a period of up to but not exceeding the 15th Business Day following the mailing of any Redemption Notice; (iv) to transfer or exchange any Debentures on the date of any selection by the Debenture Trustee or the Company of any Debentures to be redeemed, pursuant to Article 6, or during the 15 Business Days immediately preceding any such date or thereafter for a period of up to but not exceeding the 15th Business Day following the mailing of any Offer to Convert or Offer to Redeem;

(g)

None of the Debenture Trustee, any Registrar for any of the Debentures or the Company shall be charged with notice of or be bound to see to the execution of any trust, whether express, implied or constructive, in respect of any Debenture and may transfer any Debenture on the direction of the Holder thereof, whether named as trustee or otherwise, as though that Person were the beneficial owner thereof.

(h)

Except in the case of the central register required to be kept at the City of Vancouver, British Columbia, the Company shall have power at any time to close any branch register and in that event it shall transfer the records thereof to another existing register or to a new register and thereafter such Debentures shall be deemed to be registered on such existing or new register, as the case may be. In the event that the register in any place is closed and the records transferred to a register in another place, notice of such change shall be given to the Debentureholders registered in the register so closed and the particulars of such change shall be recorded in the central register required to be kept in the City of Vancouver, British Columbia.

(i)

Every Registrar shall, when requested to do so in writing by the Company or the Debenture Trustee, furnish the Company or the Debenture Trustee, as the case may be, with a list of the names and addresses of the Holders of Debentures entered on the registers maintained by such Registrar and showing the principal amounts and serial numbers of the Debentures held by each such Holder.

(j)

A Holder may at any time and from time to time, subject to this section 2.11, have such Debenture transferred at the place at which the register is kept pursuant to the provisions of this section 2.11. No transfer of a Debenture shall be effective as against the Company unless:

(i)

such transfer is made by the Holder or the executor, administrator or other legal representative of, or any attorney for, the Holder, duly appointed by an instrument in form and execution satisfactory to the Registrar, upon surrender to the Registrar of the Debenture and a duly executed form of transfer;

(ii)

such transfer is made in compliance with all Applicable Laws;

(iii)

such transfer is made in compliance with requirements as the Registrar may prescribe;

(iv)

such transfer has been noted on the register by the Registrar; and

(v)

such transfer is made in compliance with subsection 2.11(k).

(k)

Notwithstanding any other provision of this Debenture Indenture, a Global Debenture registered in the name of the Depository or a nominee of the Depository may not be transferred by the Depository or such nominee except in the following circumstances:

(i)

such Global Debenture may be transferred by the Depository to a nominee of the Depository or by a nominee of the Depository to the Depository or to another nominee of the Depository or by the Depository or its nominee to a successor Depository or its nominee;

(ii)

such Global Debenture may be transferred at any time after the Depository for such Global Debenture has notified the Company or the Company determines that the Depository is unwilling or unable or no longer eligible to continue as Depository for such Global Debenture;

(iii)

such Global Debenture may be transferred at any time after the Company has determined, in its sole discretion, that the Debentures represented by such Global Debenture shall no longer be held by the Depository as Global Debentures; and

(iv)

such Global Debenture may be transferred at any time after the Debenture Trustee has determined that an Event of Default has occurred and is continuing with respect to the Debentures issued in the form of such Global Debenture, provided that at the time of such transfer such Event of Default has not been waived in accordance with the provisions of this Debenture Indenture.

(l)

The registered transferee of a Debenture shall be entitled, after the appropriate form of transfer is lodged with the Registrar and upon compliance with all other conditions in that regard required by this Debenture Indenture or by law, to be entered on the register as the Holder free from all equities or rights of setoff or counterclaim between the Company and the transferor or any previous Holder, except in respect of equities of which the Company is required to take notice by statute or by order of a court of competent jurisdiction.

2.12

Ownership of Debentures

(a)

The Person in whose name a Fully Registered Debenture shall be registered shall be deemed to be the owner thereof for all purposes of this Debenture Indenture and payment of or on account of the principal of, and interest on, such Debenture shall be made only to or upon the order in writing of the Holder thereof and such payment shall be a complete discharge to the Debenture Trustee, any Registrar of Debentures, the Company and any Paying Agent for the amounts so paid.

(b)

If a Debenture is registered in the name of more than one Person, the principal, and interest from time to time payable in respect thereof may be paid to the order of all such Persons and each such payment shall be a good and sufficient discharge to the Company, the Debenture Trustee, any other Registrar and any Paying Agent for the amount so paid.

(c)

Notwithstanding any other provision of this Debenture Indenture, all payments in respect of Debentures represented by a Global Certificate shall be made to the Depository or its nominee.

(d)

The Holder for the time being of a Fully Registered Debenture shall be entitled to the principal and interest evidenced by such Debenture, free from all equities or rights of set-off or counterclaim between the Company and the original or any intermediate Holder thereof (except any equities of which the Company is required to take notice by law or by order of a court of competent jurisdiction) and all Persons may act accordingly and a transferee of a Debenture shall, after the appropriate form of transfer is lodged with the Debenture Trustee or other Registrar of Debentures and upon compliance with all other conditions in that behalf required by this Debenture Indenture or by any conditions contained in such Debenture or by law, be entitled to be entered on the appropriate register or on any one of the appropriate registers as the owner of such Debenture free from all equities or rights of set-off or counterclaim between the Company and the transferor or any previous Holder thereof, save in respect of equities of which the Company is required to take notice by law or by order of a court of competent jurisdiction.

2.13

Exchange of Debentures

(a)

Subject to sections 2.3 and 2.11, Debentures of any denomination may be exchanged for Debentures of any other authorized denomination or denominations, any such exchange to be for Debentures of an equivalent aggregate principal amount, at the expense of the exchanging Debentureholder. Exchanges of Debentures may be made at the principal offices of the Debenture Trustee in the City of Vancouver and the City of Toronto and at such other locations where registers for Debentures are maintained. Any Debentures tendered for exchange shall be surrendered to the Debenture Trustee and shall be cancelled. The Company shall execute, and the Debenture Trustee shall certify, all Debentures necessary to carry out such exchanges.

(b)

Except as otherwise provided herein, upon any exchange of Debentures of any denomination for Debentures of any other authorized denominations and upon any transfer of Debentures, the Debenture Trustee or other Registrar of Debentures may make a sufficient charge to reimburse it for any stamp tax, security transfer tax or other governmental charge required to be paid, and in addition a reasonable charge for its services for each Debenture exchanged or transferred, and payment of such charges shall be made by the party requesting such exchange or transfer as a condition precedent thereto.

2.14

Replacement of Debentures

Subject to section 2.11, if any of the Debentures issued hereunder shall become mutilated or be lost, stolen or destroyed, and in the absence of notice that such Debenture has been acquired by a good faith purchaser within the meaning of the Business Corporations Act (British Columbia), the Company, in its discretion, may issue, and thereupon the Debenture Trustee shall certify and deliver, a replacement Debenture of like date and tenor as the one mutilated, lost, stolen or destroyed in exchange for and in place of and upon surrender and cancellation of such mutilated Debenture, or, in the case of a lost, stolen or destroyed Debenture, in lieu of and in substitution for the same, and the substituted Debenture shall be in a form of the Debenture attached as Schedule "A" hereto and shall be entitled to the benefits of this Debenture Indenture and rank equally with all other Debentures issued or to be issued hereunder. In case of loss, theft or destruction, the applicant for a substituted Debenture shall furnish to the Company and to the Debenture Trustee such evidence of such loss, theft or destruction as shall be satisfactory to them in their discretion and shall also furnish an indemnity and a third party bond indemnity in amount and form satisfactory to the Company and the Debenture Trustee in their discretion. The applicant shall pay all expenses incidental to the issuance of any such new Debenture.

2.15

Option of Holder as to Place of Payment

Except as herein otherwise provided, all amounts which at any time become payable on account of any Debenture or any interest thereon shall be payable at the option of the Holder at any of the places at which the principal and interest in respect of such Debenture are payable.

2.16

Record of Payments

The Debenture Trustee shall maintain accounts and records evidencing each payment of principal of and interest on the Debentures, which accounts and records shall constitute, in the absence of manifest error, prima facie evidence thereof.

None of the Company, the Debenture Trustee, any other Registrar and any Paying Agent shall be liable or responsible to any Person for any aspect of the records related to or payments made on account of beneficial interests in any Global Debenture or for maintaining, reviewing, or supervising any records relating to such beneficial interests.

2.17

Surrender for Cancellation

If the principal amount due upon any Debenture shall become payable before the stated maturity thereof, the Person presenting such Debenture for payment shall surrender the same for cancellation to the Debenture Trustee’s office in the City of Vancouver, British Columbia or the City of Toronto, Ontario and the Company shall pay or cause to be paid the interest accrued and unpaid thereon (computed on a per diem basis if the date fixed for payment is not an Interest Payment Date).

2.18

Right to Receive Debenture Indenture

Each Debentureholder is entitled to receive from the Company a copy of this Debenture Indenture on written request and upon payment of a reasonable copying charge.

2.19

Withholding Taxes

Any payments of interest made by the Company with respect to the Debentures shall be made free and clear of and without deduction for or on account of any present or future tax, duty, levy, impost, assessment, or other governmental charge imposed or levied by or on behalf of a Canadian governmental authority, which the Company is required to withhold by law or by the interpretation or administration thereof.  If the Company is required by such laws or by the interpretation or administration thereof to withhold any amount from any payment with respect to any payments for interest on the Debentures, the Company shall “gross-up” any such affected payment so that the Holder receives a net amount equal to the amount the Holder would have received had such withholding tax not been payable.  The Company will furnish to the affected Holders of the Debentures, within 30 days after the date that the payment of any aforementioned amounts are due pursuant to Applicable Law, copies of receipts evidencing such payment by the Company.

ARTICLE 3
PURCHASE FOR CANCELLATION OF DEBENTURES

3.1

Purchase of Debentures for Cancellation

The Company may, at any time when it is not in default hereunder, purchase all or any of the Debentures in the market (which shall include purchase from or through an investment dealer or a firm holding membership on a Recognized Stock Exchange) or by invitation for tenders or by private contract, at any price, in compliance with any Applicable Securities Legislation and stock exchange rules. All Debentures so purchased shall forthwith be delivered to the Debenture Trustee and shall be cancelled by it and, subject to the following paragraph of this section 3.1, no Debentures shall be issued in substitution therefor.

If, upon an invitation for tenders, more Debentures are tendered at the same lowest price than the Company is prepared to accept, the Debentures to be purchased by the Company shall be selected by the Debenture Trustee by lot, or in such other manner (which may include on a pro rata basis, random selection by computer or any other method) as the Debenture Trustee may consider equitable and expedient, from the Debentures tendered by each Debentureholder who tendered at such lowest price. For this purpose the Debenture Trustee may make, and from time to time amend, regulations with respect to the manner in which Debentures may be so selected and regulations so made shall be valid and binding upon all Debentureholders, notwithstanding the fact that, as a result thereof, one or more of such Debentures become subject to purchase in part only. The Holder of any Debenture of which a part only is purchased, upon surrender of such Debenture for payment, shall be entitled to receive, without expense to such Holder, one or more new Debentures for the unpurchased part so surrendered and the Debenture Trustee shall certify and deliver such new Debenture or Debentures upon receipt of the Debenture so surrendered.

3.2

Cancellation of Debentures

Subject to the provisions of this Article 3 as to Debentures purchased in part, all Debentures purchased under this Article 3 shall forthwith be delivered to the Debenture Trustee and shall be cancelled by it and no Debentures shall be issued in substitution therefor.

ARTICLE 4
CONVERSION

4.1

Debenture Conversion Privilege

Subject to and upon compliance with the provisions of this Article 4, the Holder of each Debenture shall have the right, at any time prior to the earlier of (i) the close of business on the Business Day immediately preceding a Redemption Date; and (ii) the close of business on the last Business Day immediately preceding the Maturity Date or the Date of the Change of Control, as applicable, (in either case such time and date being the “Conversion Deadline” in respect of the Debentures for the purposes of this Article 4) to convert such Debenture or any portion of the principal amount thereof which is $1,000 or an integral multiple of $1,000 into fully paid and non-assessable Common Shares at the Conversion Price in effect on the Conversion Date.

The Conversion Price in respect of the Debentures in effect on the date hereof is $9.35 per Common Share to be issued upon the conversion of the Debentures.

The term “close of business” in this Article 4 shall mean the normal closing hour of the office of the Debenture Trustee in the City of Vancouver, British Columbia or Toronto, Ontario, referred to in section 4.2 at which such conversion right is being exercised.

4.2

Manner of Exercise of Right to Convert

(a)

The Holder of a Debenture wishing to convert such Debenture in whole or in part into Common Shares shall surrender such Debenture prior to the Conversion Deadline, to the Debenture Trustee at its principal stock and bond transfer offices in the Cities of Vancouver, British Columbia or Toronto, Ontario, together with the completed conversion form attached to such Debenture or any other written notice in form and substance satisfactory to the Debenture Trustee, in either case duly executed by the Holder or the Holder’s executors or administrators or other legal representatives or their attorney duly appointed by an instrument in writing and in form and substance satisfactory to the Debenture Trustee, exercising the Holder’s right to convert such Debenture in accordance with the provisions of this Article 4. Thereupon such Debentureholder or, subject to payment of all applicable stamp taxes, security transfer taxes or other governmental charges and compliance with all reasonable requirements of the Debenture Trustee, such Debentureholder’s nominee or assignee, shall be entitled to be entered in the books of the Company as at the Conversion Date (as defined in subsection 4.2(b) below) (or such later date as is specified in subsection 4.2(b)) as the holder of the number of Common Shares into which such Debenture is convertible in accordance with the provisions hereof and, as soon as practicable thereafter, the Company shall deliver to such Debentureholder or, subject as aforesaid, his nominee or assignee, a certificate for such Common Shares and, if applicable, a cheque for any amount payable under section 4.5. Each Common Share certificate originally issued in the United States, and each Common Share certificate issued in exchange therefor or in substitution thereof, shall bear the legend set forth in section 4.13.

(b)

For the purposes of this Debenture Indenture, a Debenture shall be deemed to be surrendered for conversion on the date (the “Conversion Date”) on which it is so surrendered in accordance with the provisions hereof and, in the case of a Debenture so surrendered by mail or other means of delivery, on the date on which it is physically received by the Debenture Trustee at one of its offices specified in subsection 4.2(a), provided that if a Debenture is surrendered for conversion on a day on which the register of Common Shares is closed, the Person entitled to receive Common Shares shall become the holder of record of such Common Shares as at the date on which such register is next reopened and provided that if a Debenture is surrendered for conversion on any Interest Payment Date or in either case during the 15 preceding Business Days, such Debenture shall be deemed to be surrendered for conversion on the Business Day immediately following such Interest Payment Date except where such Interest Payment Date is the date of maturity, in which case such Debenture shall be deemed to be surrendered on the Business Day immediately preceding the date of maturity.

(c)

Any part, being $1,000 or an integral multiple thereof, of a Debenture of a denomination in excess of $1,000 may be converted as provided herein and all references in this Debenture Indenture to conversion of Debentures shall be deemed to include conversion of such parts. The Holder of any Debenture of which part only is converted shall, upon the exercise of his right of conversion, surrender such Debenture to the Debenture Trustee, and the Debenture Trustee shall cancel the same and shall, without charge to the Holder, forthwith certify and deliver to the Holder a new Debenture or Debentures in an aggregate principal amount equal to the unconverted part of the principal amount of the Debenture so surrendered.

(d)

The Holder of a Debenture surrendered for conversion in accordance with this section 4.2 shall be entitled to receive accrued and unpaid interest in respect thereof up to but excluding the Conversion Date. The Common Shares issued upon conversion shall rank only in respect of distributions declared in favour of holders of record of Common Shares on and after the Conversion Date or such later date as such Holder shall become the holder of record of such Common Shares pursuant to subsection 4.2(b), from which applicable date they will for all purposes be and be deemed to be issued and outstanding as fully paid and non-assessable Common Shares.

(e)

The Debentures and the Common Shares issuable upon conversion thereof have not been registered under the U.S. Securities Act or the securities laws of any state of the United States, and the Debentures may not be converted within the United States or by or on behalf of any U.S. Person or person in the United States unless the Common Shares are registered under the U.S. Securities Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available.  The Debenture Trustee shall not issue or register Common Shares or the certificates representing such Common Shares unless the holder has executed and delivered to the Debenture Trustee Form of Conversion included on the Debenture Certificate and:

(i)

the Holder has certified that the Debentures are not being converted in the United States or by or for the account or benefit of a U.S. Person or person in the United States, in the form set forth in subparagraph 1 of the Form of Conversion included in the Debenture Certificate;

(ii)

the Company receives a written opinion of Counsel satisfactory to the Company or other evidence satisfactory to the Company that the Common Shares to be delivered upon conversion of the Debentures have been registered under the U.S. Securities Act and the securities laws of all applicable states of the United States or are exempt from the registration thereunder; or

(iii)

the Holder is the original subscriber for the Debentures in the United States and makes the representations set forth in subparagraph 3 of the Form of Conversion included on the Debenture Certificate.

(f)

The Debenture Trustee may rely solely on the Form of Conversion included on the Debenture Certificate and any materials received pursuant to subsection 4.2(e) above, if applicable, in determining whether the Holder has complied with all Applicable Securities Legislation.

(g)

No certificates representing Common Shares will be registered or delivered to an address in the United States unless the holder of Debentures complies with the requirements set forth in subsection 4.2(e)(ii) or 4.2(e)(iii), and, in the case of subsection 4.2(e)(ii), the Company confirmed in writing to the Debenture Trustee that the opinion of Counsel is satisfactory to the Company.  Any such certificates will bear the legend as set forth in subsection 4.13.

4.3

Adjustment of Conversion Price

(a)

The Conversion Price in effect at any date will be subject to adjustment from time to time in the events and in the manner provided as follows in this section 4.3.

(b)

If, and whenever at any time after the date hereof and prior to the Conversion Deadline, the Company:

(i)

subdivides or redivides its outstanding Common Shares into a greater number of Common Shares;

(ii)

reduces, combines or consolidates its outstanding Common Shares into a smaller number of Common Shares; or

(iii)

fixes a record date for the issue of, or issues, Common Shares or securities exchangeable for or convertible into Common Shares to the holders of all or substantially all of the outstanding Common Shares by way of a stock dividend,

(any of such events in subsections (i), (ii) and (iii) being called a “Common Share Reorganization”), then the Conversion Price then in effect will be adjusted effective immediately on the effective date or record date for the happening of a Common Share Reorganization, as the case may be, at which the holders of Common Shares are determined for the purpose of the Common Share Reorganization, so that it shall equal the price determined by multiplying the Conversion Price in effect immediately prior to such effective date or record date by a fraction, the numerator of which will be the total number of Common Shares outstanding on such effective date in respect of subsections (i), (ii) and (iii) above before, giving effect to such Common Share Reorganization and the denominator of which will be the total number of Common Shares outstanding immediately after giving effect to such Common Share Reorganization.

(c)

If and whenever at any time after the date hereof and prior to the Conversion Deadline the Company fixes a record date for the issue of rights, options or warrants to the holders of all or substantially all of the holders of the Common Shares under which such holders are entitled, during a period expiring not more than 45 days after the date of such issue (the “Rights Period”), to subscribe for or purchase Common Shares or securities exchangeable for or convertible into Common Shares at a price per Common Share to the holder (or at an exchange or conversion price per Common Share during the Rights Period to the holder in the case of securities exchangeable for or convertible into Common Shares) of less than 95% of the Current Market Price for the Common Shares on such record date (any of such events being called a “Rights Offering”), then the Conversion Price will be adjusted effective immediately after the end of the Rights Period so that it shall equal the price determined by multiplying the Conversion Price in effect immediately prior to the end of the Rights Period by a fraction:

(i)

the numerator of which will be the sum of:

(A)

the total number of Common Shares outstanding as of the record date for the Rights Offering, and

(B)

a number determined by dividing (1) either (A) the product of the number of Common Shares issued or subscribed for during the Rights Period upon the exercise of the rights, warrants or options under the Rights Offering and the price at which such Common Shares are offered, or, as the case may be, (B) the product of the exchange or conversion price of such securities exchangeable for or convertible into Common Shares and the number of Common Shares for or into which the securities so offered pursuant to the Rights Offering could have been exchanged or converted during the Rights Period, by (2) the Current Market Price of the Common Shares as of the record date for the Rights Offering, and

(ii)

the denominator of which will be the number of Common Shares outstanding, or the number of Common Shares which would be outstanding if all the exchangeable or convertible securities were exchanged for or converted into Common Shares during the Rights Period, after giving effect to the Rights Offering and including the number of Common Shares actually issued or subscribed for during the Rights Period upon exercise of the rights, warrants or options under the Rights Offering.

Any Debentureholder who has exercised the right to convert its Debenture into Common Shares in accordance with this Article 4 during the period beginning immediately after the record date for a Rights Offering and ending on the last day of the Rights Period for the Rights Offering will, in addition to the Common Shares to which that holder would otherwise be entitled upon such conversion, be entitled to that number of additional Common Shares equal to the result obtained when the difference, if any, between the Conversion Price in effect immediately prior to the end of such Rights Offering and the Conversion Price as adjusted for such Rights Offering pursuant to this subsection is multiplied by the number of Common Shares received upon the conversion of the Debentures held by such Holder during such period, and the resulting product is divided by the Conversion Price as adjusted for such Rights Offering pursuant to this subsection; provided that the provisions of section 4.6 will be applicable to any fractional interest in a Common Share to which such Holder might otherwise be entitled under the foregoing provisions of this subsection. Such additional Common Shares will be deemed to have been issued to the Debentureholder immediately following the end of the Rights Period and a certificate for such additional Common Shares will be delivered to such Holder within 15 Business Days following the end of the Rights Period. To the extent that any such rights, options or warrants are not so exercised on or before the expiry thereof, the Conversion Price will be readjusted to the Conversion Price which would then be in effect based on the number of Common Shares (or the securities convertible into or exchangeable for Common Shares) actually delivered on the exercise of such rights, options or warrants.

(d)

If and whenever at any time after the date hereof and prior to the Conversion Deadline, the Company fixes a record date for the issue or the distribution to all or substantially all of the holders of the Common Shares of (i) securities of the Company, including rights, options or warrants to acquire securities of the Company or any of its property or assets and including evidences of indebtedness or (ii) any property or other assets, including evidences of indebtedness, and if such issuance or distribution does not constitute a Common Share Reorganization or a Rights Offering (any of such non-excluded events being called a “Special Distribution”), the Conversion Price will be adjusted effective immediately after such record date to a price determined by multiplying the Conversion Price in effect on such record date by a fraction:

(i)

the numerator of which will be:

(A)

the product of the number of Common Shares outstanding on such record date and the Current Market Price of the Common Shares on such record date; less

(B)

the fair market value, as determined by the Directors (whose determination, subject to any required consent of the TSX, will be conclusive, absent manifest error), to the holders of Common Shares of such securities or property or other assets so issued or distributed in the Special Distribution; and

(ii)

the denominator of which will be the product of the number of Common Shares outstanding on such record date and the Current Market Price of the Common Shares on such record date.

To the extent that any Special Distribution is not so made, the Conversion Price will be readjusted effective immediately to the Conversion Price which would then be in effect based upon such securities or property or other assets as actually distributed.

(e)

Subject to Article 6 hereof, the provisions of which shall prevail over this subsection 4.3(e) in the event of conflict, if and whenever at any time after the date hereof and prior to the Conversion Deadline, there is a reclassification of the Common Shares at any time outstanding or change of the Common Shares into other shares or into other securities or other capital reorganization (other than a Common Share Reorganization), or a consolidation, amalgamation or merger of the Company with or into any other entity, other than a transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another entity in which the holders of Common Shares are entitled to receive common shares, other securities or other property (any of such events being called a “Capital Reorganization”), any Holder of Debentures who exercises the right to convert Debentures into Common Shares pursuant to Debentures then held after the effective date of such Capital Reorganization will be entitled to receive, and will accept for the same aggregate consideration in lieu of the number of Common Shares to which such Holder was previously entitled upon such conversion, the aggregate number of shares, other securities or other property which such holder would have been entitled to receive as a result of such Capital Reorganization if, on the effective date thereof, the holder had been the registered holder of the number of Common Shares to which such Holder was previously entitled upon conversion provided, however, that the consideration into which the Debentures will be convertible will be limited to the Common Shares or other prescribed securities (as defined by Regulation 6208 to the Income Tax Act (Canada)) of the Company as specified by the board of directors of the Company.  The Company will take all steps necessary to ensure that, on a Capital Reorganization, the Holders of Debentures will receive the aggregate number of shares, other securities or other property to which they are entitled as a result of the Capital Reorganization and that such shares or securities will be prescribed securities as defined in Regulation 6208 of the Income Tax Act (Canada), which includes shares or securities not redeemable by the holder thereof within five years from the Issue Date of the Debenture.  Appropriate adjustments will be made as a result of any such Capital Reorganization in the application of the provisions set forth in this Article 4 with respect to the rights and interests thereafter of Holders of Debentures to the end that the provisions set forth in this Article 4 will thereafter correspondingly be made applicable as nearly as may reasonably be possible in relation to any other securities or other property thereafter deliverable upon the conversion of any Debenture. Notwithstanding the foregoing, the Company shall not effect any Capital Reorganization unless, prior to or concurrent therewith, an appropriate adjustment to give effect to this subsection is made by and set forth in an indenture supplemental hereto approved by action of the Directors and by the Debenture Trustee and entered into pursuant to the provisions of Article 15, in which event such adjustment will for all purposes be conclusively deemed to be an appropriate adjustment, subject to any required written consent of the TSX.

(f)

If the purchase price provided for in any rights, options or warrants (the “Rights Offering Price”) referred to in subsection 4.3(c) or (d) is decreased, the Conversion Price will forthwith be changed so as to decrease the Conversion Price to the Conversion Price that would have been obtained if the adjustment to the Conversion Price made under subsection 4.3(c) or (d), as the case may be, with respect to such rights, options or warrants had been made on the basis of the Rights Offering Price as so decreased, provided that the terms of this subsection will not apply to any decrease in the Rights Offering Price resulting from terms in any such rights, options or warrants designed to prevent dilution except to the extent that the resulting decrease in the Conversion Price under this subsection would be greater than the decrease, if any, in the Conversion Price to be made under the terms of this section by virtue of the occurrence of the event giving rise to such decrease in the Rights Offering Price.

(g)

In any case in which this section 4.3 shall require that an adjustment shall become effective immediately after a record date for an event referred to herein, the Company may defer, until the occurrence of such event issuing to the Holder of any Debenture converted after such record date and before the occurrence of such event the additional Common Shares issuable upon such conversion by reason of the adjustment required by such event; provided, however, that the Company shall deliver to such Holder an appropriate instrument evidencing such Holder’s right to receive such additional Common Shares upon the occurrence of such event and the right to receive any distributions made on such additional Common Shares declared in favour of holders of record of Common Shares on and after the Conversion Date or such later date on which such Holder would, but for the provisions of this subsection 4.3(g), have become the holder of record of such additional Common Shares pursuant to subsection 4.2(b).

4.4

Rules Regarding Calculation of Adjustment of Conversion Price

For the purposes of section 4.3:

(a)

The adjustments provided for in section 4.3 are cumulative and will be computed to the nearest one-tenth of one cent and will be made successively whenever an event referred to therein occurs, subject to the following subsections of this section.

(b)

No adjustment in the Conversion Price will be required unless such adjustment would result in a change of at least 1% in the prevailing Conversion Price; provided, however, that any adjustments which, except for the provisions of this subsection would otherwise have been required to be made, will be carried forward and taken into account in any subsequent adjustment.

(c)

No adjustment in the Conversion Price will be required upon the issuance from time to time of Common Shares pursuant to any option or purchase plan, deferred plan or any distribution reinvestment plan from time to time adopted by the Company.

(d)

No adjustment in the Conversion Price will be made in respect of any event described in section 4.3, except as otherwise provided herein; or if Debentureholders are entitled to participate in such event on the same terms, mutatis mutandis as if they had converted their Debentures prior to or on the effective date or record date of such event. Any such participation will be subject to any required consent of each Canadian stock exchange on which the Common Shares are listed.

(e)

If at any time a dispute arises with respect to adjustments provided for in section 4.3, such dispute will be conclusively determined, subject to any required consent of the TSX and subject to manifest error, by the Company’s auditors, or if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by action of the Directors and any such determination will be binding upon the Company, the Debenture Trustee, the Debentureholders and shareholders of the Company; such auditors or accountants will be given access to all necessary records of the Company. If any such determination is made, the Company will deliver a Certificate of the Company to the Debenture Trustee describing such determination, and the Debenture Trustee shall be entitled to act and rely upon such Certificate.

(f)

If the Company sets a record date to determine the holders of Common Shares for the purpose of entitling them to receive any distribution or sets a record date to take any other action and thereafter and before the distribution to such shareholders of any such distribution or the taking of any other action, legally abandons its plan to pay or deliver such distribution or take such other action, then no adjustment in the Conversion Price shall be made.

(g)

In the absence of a resolution of the Directors fixing a record date for a Special Distribution or Rights Offering, the Company will be deemed to have fixed as the record date therefor the date on which the Special Distribution or Rights Offering is effected.

(h)

For greater certainty, Debentureholders shall have no right to convert Debentures into any security other than Common Shares unless an appropriate adjustment is made by and set forth in an indenture supplemental hereto.

4.5

No Requirement to Issue Fractional Common Shares

The Company shall not be required to issue fractional Common Shares upon the conversion of Debentures. If more than one Debenture shall be surrendered for conversion at one time by the same Holder, the number of whole Common Shares issuable upon conversion thereof shall be computed on the basis of the aggregate principal amount of the Debentures to be converted. If any fractional interest in a Common Share would, except for the provisions of this section, be deliverable upon the conversion of any principal amount of Debentures, the Company shall in lieu of delivering any certificate of such fractional interest, satisfy such fractional interest by paying to the Holder of such surrendered Debentures an amount in lawful money of Canada equal (computed to the nearest cent) to such fractional interest multiplied by the Current Market Price of the Common Shares on the Business Day preceding the Conversion Date, provided that no such payment shall be made for an amount less than $2.00.

4.6

The Company to Reserve Common Shares

The Company covenants that it will at all times reserve and keep available out of its authorized Common Shares (if the number thereof is or becomes limited) solely for the purpose of issue upon conversion as provided in this Article 4, and allot for issue to Debentureholders who may exercise their conversion rights hereunder, such number of Common Shares as shall then be issuable upon the conversion of all outstanding Debentures, as the case may be. All Common Shares which shall be so issuable shall be duly and validly issued as fully paid and non-assessable.

4.7

Taxes and Charges on Conversion

The Company will from time to time promptly pay or make provision for the payment of all taxes and charges which may be imposed by the laws of Canada or any province thereof (except income tax or security transfer tax, if any) which shall be payable with respect to the issuance or delivery of Common Shares to the Holders of Debentures upon the exercise of their right of conversion pursuant to the terms of the Debentures and of this Debenture Indenture.

4.8

Cancellation of Converted Debentures

Subject to the provisions of this Article 4 as to Debentures converted in part, all Debentures converted in whole or in part shall be forthwith delivered to and cancelled by the Debenture Trustee and, subject to subsection 4.2(c), no Debentures shall be issued in substitution therefor.

4.9

Certificate as to Adjustment

The Company shall from time to time, immediately after the occurrence of any event which requires an adjustment or readjustment as provided in section 4.3, deliver a Certificate of the Company to the Debenture Trustee specifying the nature of the event requiring the same and the amount of the adjustment or readjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based, and the Debenture Trustee shall be entitled to act and rely upon such Certificate. Such Certificate of the Company and the amount of the adjustment or readjustment, as the case may be, specified therein shall be conclusive and binding on all parties in interest absent manifest error. Until such Certificate of the Company is received by the Debenture Trustee, the Debenture Trustee may act and be protected in acting on the presumption that no adjustment has been made or is required. Except in respect of any subdivision, redivision, reduction, combination or consolidation of the Common Shares, the Company shall forthwith give notice to the Debentureholders specifying the event requiring such adjustment or readjustment and the amount thereof including the resulting Conversion Price; provided that if the Company has given notice under section 4.10 covering all the relevant facts in respect of such event, no such notice need be given under this section 4.9.

4.10

Notice of Special Matters

The Company covenants that so long as any Debentures remain outstanding, it will give notice to the Debenture Trustee and to the Debentureholders of its intention to fix a record date for any event referred to in subsection 4.3(b), (c), (d) or (e) (other than the subdivision, redivision, reduction, combination or consolidation of Common Shares) which may give rise to an adjustment in the Conversion Price, or other adjustment and such notice shall specify the particulars of such event and the record date and the effective date for such event; provided that the Company shall only be required to specify in such notice such particulars of such event as shall have been fixed and determined on the date on which such notice is given. Such notice shall be given not less than 14 days prior to the applicable record date in the case of an event referred to in subsection 4.3(b), (c) or (d) and 30 days prior to the applicable record date in the case of an event referred to in subsection 4.3(e).

4.11

Notice of Maturity Date, Redemption Date, or Date of Change of Control

The Company covenants that so long as any Debentures remain outstanding, it will give notice to the Debenture Trustee and the Debentureholders in the manner provided in Article 13, not less than 14 days prior to the Conversion Deadline to enable Holders of the Debentures to convert their Debentures prior to such date.

4.12

Protection of Debenture Trustee

The Debenture Trustee shall not at any time be under any duty or responsibility to any Debentureholder to determine whether any facts exist which may require any adjustment in the Conversion Price, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same; and shall not be accountable with respect to the validity or value (or the kind or amount) of any Common Shares or other securities or other property which may at any time be issued or delivered upon the conversion of any Debenture; and the Debenture Trustee, except to the extent that such failure shall result from the negligence, fraud or wilful misconduct of the Debenture Trustee or its employees or agents, shall not be responsible for any failure of the Company to make any cash payment or to issue, transfer or deliver Common Shares or share certificates upon the surrender of any Debenture for the purpose of conversion, or to comply with any of the covenants contained in this Article 4.

4.13

Legends

(a)

The Common Shares have not been and will not be registered under the U.S. Securities Act or under the United States state securities laws.  Each Common Share certificate originally issued in the United States or to, or for the account or benefit of, a U.S. Person pursuant to section 4.2, and each Common Share certificate issued in exchange therefor or in substitution thereof shall bear the following legend or such variation thereof as the Company may prescribe from time to time:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR UNDER ANY STATE SECURITIES LAWS.  THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) INSIDE THE UNITED STATES PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE U.S. SECURITIES ACT OR ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT ON THE CONDITION THAT THE HOLDER HAS, PRIOR TO SUCH SALE, FURNISHED TO THE COMPANY AN OPINION OF COUNSEL AS TO THE AVAILABILITY OF THE EXEMPTION REASONABLY SATISFACTORY TO THE COMPANY, OR (D) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT, AND IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE STATE SECURITIES LAWS IN THE UNITED STATES OR SECURITIES LAWS OF ANY OTHER APPLICABLE JURISDICTIONS.  DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA”;

provided that, if the Common Shares are being sold outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act, and provided that the Company is a “Foreign Issuer” within the meaning of Regulation S at the time of such sale, the legend may be removed by providing a declaration to Computershare Trust Company of Canada, as registrar and transfer agent and the Company substantially in the form as set forth in Annex I to Schedule "A" hereto (or as such Registrar and transfer agent or the Company may prescribe from time to time) provided, however, that the Company and/or Computershare Trust Company of Canada as registrar and transfer agent may impose additional reasonable requirements for the removal of legends from Common Shares that are sold in compliance with Rule 904 of Regulation S under the U.S. Securities Act in the future.

(b)

Upon receipt of a duly executed and proper form of declaration as referred to in this section 4.13, the Company shall use its reasonable best efforts to cause such legend to be removed  within three Business Days of receipt of such declaration.

(c)

Notwithstanding any other provisions of this Debenture Indenture, in processing and registering transfers of Debentures, no duty or responsibility whatsoever shall rest upon the Debenture Trustee to determine the compliance by any transferor or transferee with the terms of the legend contained in subsection 2.4(a) and 2.4(b) above, or with the relevant securities laws or regulations, including, without limitation, Regulation S, and the Debenture Trustee shall be entitled to assume that all transfers are legal and proper insofar as they relate to such aforementioned legend, laws and regulations.

ARTICLE 5
REDEMPTION OF DEBENTURES

5.1

Optional Redemption of Debentures

The Debentures are not redeemable prior to January 1, 2012.  The Company shall have the right at its option to redeem the Debentures, in whole at any time or in part from time to time, on or after January 1, 2012 and up to but excluding the Maturity Date, on not more than 60 days’ and not less than 30 days’ prior notice to the Holders at a redemption price equal to the principal amount of the Debentures to be redeemed, plus accrued and unpaid interest thereon, if any, up to but excluding the Redemption Date, provided that the Current Market Price is at least 125% of the Conversion Price.

Concurrently with providing the Redemption Notice (as hereinafter defined), the Company shall provide the Debenture Trustee with an Officer’s Certificate setting forth the details of any redemption contemplated by this section 5.1 (including the Current Market Price, the eligibility and interest calculations, if necessary) which the Debenture Trustee may rely upon without any independent obligation to verify the accuracy of information set out therein.

5.2

Partial Redemption of Debentures

If less than all the outstanding Debentures are to be redeemed pursuant to section 5.1, the Company shall in each such case, at least 15 days before the date upon which the Redemption Notice is to be given, notify the Debenture Trustee by a Written Direction of the Company, of its intention to redeem such Debentures and of the aggregate principal amount of Debentures to be redeemed. At any time prior to the date upon which the Redemption Notice is to be given, the Company may revoke such intention by notifying the Debenture Trustee by a Written Direction of the Company, that the Company no longer intends to make a partial redemption of the Debentures.

The Debentures to be so redeemed shall:

(a)

in the case of Global Debentures, be redeemed on a pro rata basis to the nearest multiple of $1,000 in accordance with the principal amount of the Debentures outstanding; or

(b)

in the case of Debentures which are not Global Debentures, be selected by the Debenture Trustee (i) on a pro rata basis to the nearest multiple of $1,000 in accordance with the principal amount of the Debentures registered in the name of each Holder, (ii) by lot in such manner as the Debenture Trustee may deem equitable, or (iii) in such other manner as the Debenture Trustee may deem equitable.

Debentures in denominations in excess of $1,000 may be selected and called for redemption in part only (such part being $1,000 or an integral multiple thereof) and, unless the context otherwise requires, references to Debentures in this Article 5 shall be deemed to include any such part of the principal amount of Debentures which shall have been so selected and called for redemption. The Holder of any Debenture called for redemption in part only, upon surrender of such Debenture for payment, shall be entitled to receive, without expense to such Holder, a new Debenture for the unredeemed part of the Debenture so surrendered, and the Company shall execute and the Debenture Trustee shall certify and deliver, at the expense of the Company, such new Debenture upon receipt of the Debenture so surrendered.

5.3

Places of Payment

The Redemption Amount will be payable upon presentation and surrender of the Debentures called for redemption at any of the places where the register is maintained pursuant to section 2.11 or any other places specified in the Redemption Notice.

5.4

Notice of Redemption

Notice of redemption of the Debentures (the “Redemption Notice”) shall be given by the Company to the Debenture Trustee and Holders in the manner provided in sections 13.2 and 13.3.  Every such notice shall specify the aggregate principal amount of Debentures called for redemption, the redemption amount relating thereto determined in accordance with the terms of this Debenture Indenture (the “Redemption Amount”), the Redemption Date, the places of payment and any right of the Holders to convert such Debentures as provided in Article 4 and shall state that interest upon the principal amount of Debentures called for redemption shall cease to be payable from and after the Redemption Date.

5.5

Debentures Due on Redemption Date

Upon a Redemption Notice being given in accordance with section 5.4, the Redemption Amount shall become due and payable on the Redemption Date specified in such Redemption Notice and with the same effect as if it were the Maturity Date of such Debentures, the provisions hereof or of any such Debentures notwithstanding, and, from and after such Redemption Date, interest shall cease, unless payment of the Redemption Amount shall not be made on presentation for surrender of such Debentures at any of the places specified in the Redemption Notice on or after the Redemption Date.

5.6

Deposit of Redemption Monies

Upon the Debentures being called for redemption as provided for in section 5.4, but subject to section 5.7, the Company shall deposit with the Debenture Trustee or any Paying Agent to the order of the Debenture Trustee or for the account of the Debenture Trustee, on or prior to the Redemption Date specified in the Redemption Notice, cleared funds equal to such sums as are sufficient to pay the Redemption Amount of the Debentures which are to be redeemed at least 24 hours prior to the date on which such payment must be forwarded to the Holders pursuant to the terms of this Debenture Indenture.  From the sums so deposited, the Debenture Trustee shall pay or cause to be paid to the Holders, upon surrender of the Debentures, the Redemption Amount thereof.

5.7

Right to Repay the Redemption Amount in Common Shares on Redemption

(a)

Provided that the Company is entitled to redeem the Debentures pursuant to section 5.1 and that no Event of Default shall have occurred and be continuing, the Company, subject to receiving all applicable regulatory approvals, shall have the right, in respect of a Redemption Date, to elect to satisfy its obligation to pay the Redemption Amount by issuing and delivering to Holders on the Redemption Date, for each $1,000 principal amount of Debentures, that number of Freely Tradeable, fully paid and non-assessable Common Shares obtained by dividing such principal amount by 95% of the Current Market Price of the Common Shares on the Redemption Date (the “Share Redemption Right ”); provided, however, that Common Shares issued and delivered to Holders who are in the United States, or for the account or benefit of U.S. Persons, shall be issued with restrictive legends pursuant to subsection 5.7(j) and 4.13(a) hereof.

(b)

The Company shall exercise the Share Redemption Right by so specifying in the Redemption Notice not less than 40 days and not more than 60 days prior to the Redemption Date.

(c)

The Company’s right to exercise the Share Redemption Right shall be conditional upon the following conditions being met on the Redemption Date:

(i)

the Common Shares to be issued on exercise of the Share Redemption Right shall be issued from treasury of the Company and shall be Freely Tradeable and fully paid and non-assessable;

(ii)

the listing or quoting of such additional Common Shares on a Recognized Stock Exchange;

(iii)

the Company being a reporting issuer or equivalent in good standing or equivalent under Applicable Securities Laws in the Provinces of Canada in which the Company is a reporting issuer;

(iv)

no Event of Default shall have occurred and be continuing;

(v)

the receipt by the Debenture Trustee of an Officers’ Certificate stating that conditions (i), (ii), (iii) and (iv) above have been satisfied and setting forth the number of Common Shares to be delivered for each $1,000 principal amount of Debentures and the Current Market Price of the Common Shares on the Redemption Date; and

(vi)

the receipt by the Debenture Trustee of an Opinion of Counsel to the effect that such Common Shares have been duly authorized and, when issued and delivered pursuant to the terms of this Debenture Indenture in payment of the Redemption Amount of the Debentures outstanding, will be validly issued as fully paid and non-assessable, that conditions (i) and (ii) above have been satisfied and that, relying exclusively on certificates of good standing or no default issued, or lists publicly maintained, by the relevant securities regulatory authorities, condition (iii) above is satisfied, except that the opinion in respect of condition (iii) need not be expressed with respect to those provinces where such certificates are not issued.

If the foregoing conditions are not satisfied prior to the close of business on the Redemption Date, the Company shall pay in cash the Redemption Amount that would otherwise have been satisfied in Common Shares, unless the Debentureholder waives the conditions which are not satisfied or extends the time by which the Company is to satisfy such conditions.

(d)

In the event that the Company exercises its Share Redemption Right, the Company shall on the Redemption Date deliver to the Debenture Trustee for delivery to and on account of the Holders, certificates representing the Common Shares to which such Holders are entitled and a cheque representing accrued and unpaid interest up to and excluding the Redemption Date.  Upon presentation and surrender of the Debentures by a Holder at any place where the register is maintained or any other place specified in the Redemption Notice, the Debenture Trustee shall deliver the certificates representing such Common Shares and any such interest payment to the Holder.

(e)

No fractional Common Shares shall be delivered upon the exercise of the Share Redemption Right but, in lieu thereof, the Company shall pay to the Debenture Trustee for the account of the Holders, on the Redemption Date, the cash equivalent thereof determined on the basis of the Current Market Price of the Common Shares on the Redemption Date.

(f)

A Holder shall be treated as the shareholder of record of the Common Shares issued on due exercise by the Company of its Share Redemption Right effective immediately after the close of business on the Redemption Date, and shall be entitled to all substitutions therefor, all income earned thereon or accretions thereto and all dividends or distributions (including stock dividends and dividends or distributions in kind) thereon and arising thereafter, and in the event that the Debenture Trustee receives the same, it shall hold the same under gratuitous deposit for the benefit of such Holder.

(g)

The Company shall at all times reserve and keep available out of its authorized Common Shares (if the number thereof becomes limited) solely for the purpose of issue and delivery upon the exercise of the Share Redemption Right as provided herein, and shall issue to Debentureholders to whom Common Shares will be issued pursuant to the exercise of the Share Redemption Right, such number of Common Shares as shall be issuable in such event.

(h)

The Company shall comply with all Applicable Securities Laws regulating the issue and delivery of Freely Tradeable Common Shares upon exercise of the Share Redemption Right, shall obtain any regulatory approval in respect thereof as may be required pursuant to Applicable Securities Laws and shall cause to be listed and posted for trading such Common Shares on at least one Recognized Stock Exchange.

(i)

If the Company elects to satisfy its obligation to pay the Redemption Amount by issuing Common Shares in accordance with this section 5.7 and if the Redemption Amount (or any portion thereof) to which a Holder is entitled is subject to withholding taxes, the Company shall satisfy the payment of such withholding taxes pursuant to section 2.19.

(j)

Each certificate representing Common Shares issued in payment of the Redemption Amount of Legended Debentures, as well as all certificates issued in exchange for or in substitution of the foregoing Common Shares, shall bear the U.S. Legend set forth in subsection 4.13(a) and be otherwise subject to the provisions of subsection 4.13(a).

5.8

Cancellation of Debentures

On the Redemption Date, provided that the Company has (i) deposited the Redemption Amount in accordance with section 5.6; or (ii) delivered the Common Shares in accordance with subsection 5.7(d), as applicable, each Debenture (or the portions thereof) in respect of which the Company's redemption right has been exercised shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, claims and encumbrances, to the Company for cancellation and the Company shall be deemed to have cancelled such Debenture upon deemed delivery and the name of such holder will be removed from the register of Debentureholders and such Debenture shall be forthwith cancelled by the Debenture Trustee and may not be reissued or resold and, subject to section 5.2, no Debentures shall be issued in substitution therefor.

ARTICLE 6
CHANGE OF CONTROL

6.1

Change of Control

(a)

Upon the occurrence of a Change of Control where 10% or more of the aggregate consideration is or can be received wholly or partially in cash, the Company must offer, (which offer each Holder may accept or reject):

(i)

to redeem all Debentures then outstanding (the “Offer to Redeem”) at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest (if any) up to but excluding the Redemption Date; or

(ii)

to convert the Debentures then outstanding (the “Offer to Convert”), in whole but not in part, into Common Shares at a conversion price the “Change of Control Conversion Price”) equal to OCP / (1 + (CP X (c/t))), where:

(A)

“OCP” = the Conversion Price currently in effect (as previously adjusted, if appropriate, under the provisions of section 4.3 hereof);

(B)

“CP” = means 25%;

(C)

“c” = means the number of days from and including the Date of the Change of Control to but excluding the Maturity Date; and

(D)

“t” = means the number of days from June 28, 2007 to but excluding the Maturity Date.

(b)

An Offer to Redeem shall be open for 30 days and the payment of the Redemption Amount shall be made no later that the 30th day following the Redemption Date.

(c)

An Offer to Convert shall be open for 30 days and issuance of the Common Shares pursuant to such Offer to Convert shall occur no later that the 30th day following the Conversion Date.

(d)

An Offer to Redeem shall be given by the Company to the Debenture Trustee and the Holders of outstanding Debentures no later than 10 days following a Change of Control in the manner provided in sections 13.2 and 13.3, which notice shall specify: (i) the Date of the Change of Control and, briefly, the events causing such Change of Control; (ii) the Redemption Price and the Redemption Date; (iii) that any Debenture not redeemed will continue to accrue interest pursuant to its terms; (iv) that, unless the Company defaults on the payment of the Redemption Amount, any Debenture accepted for payment pursuant to the Offer to Redeem shall cease to accrue interest on and after the Redemption Date; (v) that Holders electing to have a Debenture redeemed pursuant to the Offer to Redeem will be required to surrender the Debenture to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day immediately preceding the Redemption Date; (vi) that Holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the third Business Day immediately preceding the Redemption Date, a facsimile transmission or letter setting forth the name of such Holder, the principal amount of Debentures delivered for redemption and a statement that such Holder is withdrawing this election to have such Debentures redeemed; and (vii) that Holders whose Debentures are being purchased only in part will be issued replacement Debentures equal in principal amount to and as evidence of the same underlying indebtedness as was evidenced by the unpurchased portion of the Debentures surrendered; provided that each Debenture purchased and each replacement Debenture issued shall be in a principal amount of $1,000 or integral multiples thereof.

(e)

An Offer to Convert shall be given within 10 days of Change of Control by the Company to the Debenture Trustee and the Holders of outstanding Debentures in the manner provided in sections 13.2 and 13.3, which notice shall specify to the extent such information is then available or ascertainable: (i) the Date of the Change of Control and, briefly, the events causing such Change of Control (ii) the Change of Control Conversion Price and the Conversion Date; (iii) that any Debenture not converted will continue to accrue interest pursuant to its terms;  that any Debenture accepted for conversion pursuant to the Offer to Convert shall cease to accrue interest on and after the Conversion Date; (v) that Holders electing to have a Debenture converted pursuant to the Offer to Convert will be required to surrender the Debenture to the Debenture Trustee, at its principal stock and bond transfer offices in the City of Vancouver, British Columbia or Toronto, Ontario together with the completed conversion form attached to such debenture, or similar form acceptable to the Debenture Trustee, prior to the close of business on the Business Day immediately preceding the Conversion Date; (vi) that Holders will be entitled to withdraw their election to convert if the Debenture Trustee receives, not later than the close of business on the third Business Day immediately preceding the Conversion Date, a facsimile transmission or letter setting forth the name of such Holder, the principal amount of Debentures delivered for conversion and a statement that such Holder is withdrawing this election to have such Debentures converted; (vii) that Holders whose Debentures are being converted only in part will be issued replacement Debentures equal in principal amount to and as evidence of the same underlying indebtedness as was evidenced by the unconverted portion of the Debentures surrendered; provided that each Debenture converted and each replacement Debenture issued shall be in a principal amount of $1,000 or integral multiples thereof; and (viii) that interest on Debentures tendered and not withdrawn shall cease to accrue from the Date of Change of Control.

(f)

On the Redemption Date, the Company shall (i) accept for redemption Debentures or portions thereof tendered pursuant to the Offer to Redeem; (ii) deposit with the Paying Agent cleared funds in an amount sufficient to pay the Redemption Amount of all Debentures or portions thereof so redeemed (provided that such payment is deposited at least 2 days prior to the date on which such payment must be forwarded to the Holders pursuant to the terms of this Debenture Indenture); and (iii) deliver, or cause to be delivered, to the Debenture Trustee all Debentures or portions thereof so accepted together with an Officers’ Certificate specifying the Debentures or portions thereof accepted for payment by the Company.

(g)

On the Conversion Date, the Company shall (i) accept for conversion Debentures or portions thereof tendered pursuant to the Offer to Convert; and (ii) deliver, or cause to be delivered, to the Debenture Trustee all Debentures or portions thereof so accepted together with an Officers’ Certificate specifying the Debentures or portions thereof accepted for conversion by the Company.

(h)

The Paying Agent shall as soon as practicable mail to the Holders of Debentures who have so accepted, payment in an amount equal to the Redemption Amount, and the Debenture Trustee shall promptly certify and mail to such Holders a replacement Debenture equal in principal amount to any unpurchased portion of the Debentures surrendered; provided that each Debenture purchased and each replacement Debenture issued shall be in a principal amount of $1,000 or integral multiples thereof.

(i)

A Holder entitled to receive Common Shares pursuant to an Offer to Convert shall become the holder of record of such Common Shares as at the Conversion Date provided that if the Conversion Date is a day on which the register of Common Shares is closed, the Holder shall become the holder of record of such Common Shares on that date on which such register is next reopened and provided that if the Conversion Date falls on any Interest Payment Date or in either case during the 15 preceding Business Days, such Debenture shall be deemed to be surrendered for conversion on the Business Day immediately following such Interest Payment Date except where such Interest Payment Date is the date of maturity, in which case such Debenture shall be deemed to be surrendered on the Business Day immediately preceding the date of maturity.

(j)

Subsections 4.2(c), 4.2(d) (with any reference therein to subsection 4.2(b) being construed as a reference to Subsection 6.1(i)), 4.5, 4.7, 4.8 and 4.13, shall apply to a conversion of Debentures pursuant to this Article 6.

(k)

The Company will comply with all Applicable Securities Laws in the event that the Company is required to offer to redeem or convert the Debentures and subsequently redeem or convert any Debentures pursuant to an Offer to Redeem or Offer to Convert in connection with a Change of Control.

ARTICLE 7
SUBORDINATION OF DEBENTURES

7.1

Agreement to Subordinate

The Company covenants and agrees, and each Debentureholder, by his acceptance thereof, likewise agrees, that the payment of the principal of, the premium, if any, and of any interest on the Debentures is hereby expressly subordinated, to the extent and in the manner hereinafter set forth, in right of payment to the prior payment in full of the Series D Notes and all Secured Indebtedness whether outstanding on the date of this Debenture Indenture or thereafter incurred, notwithstanding that no express written subordination agreement may have been entered into between the holders of the Series D Notes or Secured Indebtedness and the Debenture Trustee or the Debentureholders.

7.2

Distribution on Insolvency or Winding–up

In the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relative to the Company, or to its property or assets, or in the event of any proceedings for voluntary liquidation, dissolution or other winding- up of the Company, whether or not involving solvency or bankruptcy:

(a)

the holders of the Series D Notes and all Secured Indebtedness will first be entitled to receive payment in full of the principal thereof, premium (or any other amount payable under the Series D Notes or such Secured Indebtedness), if any, and interest due thereon, before the Debentureholders will be entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities, which may be payable or deliverable in any such event in respect of any of the Debentures;

(b)

any payment by, or distribution of assets of, the Company of any kind or character, whether in cash, property or securities (other than securities of the Company or any other corporation provided for by a plan of reorganization or readjustment the payment of which is subordinate, at least to the extent provided in this Article 7 with respect to the Debentures, to the payment of the Series D Notes and all Secured Indebtedness, provided that (i) all obligations with respect to the Series D Notes and the Secured Indebtedness are assumed by the new corporation, if any, resulting from such reorganization or readjustment, and (ii) without prejudice to the rights of such holders with respect to any such plan (including without limitation as to whether or not to approve same and on what conditions to do so), the rights of the holders of the Series D Notes and all Secured Indebtedness are not altered adversely by such reorganization or readjustment) to which the Debentureholders or the Debenture Trustee would be entitled, except for the provisions of this Article 7, will be paid or delivered by the Person making such payment or distribution, whether a trustee in bankruptcy, a receiver, a receiver-manager, a liquidator or otherwise, directly to the holders of the Series D Notes and the Secured Indebtedness or their representative or representatives or to the trustee or trustees under any indenture under which any instruments evidencing any of the Series D Notes or such Secured Indebtedness may have been issued, rateably according to the aggregate amounts remaining unpaid on account of the Series D Notes or the Secured Indebtedness held or represented by each, to the extent necessary to make payment in full of the Series D Notes and all Secured Indebtedness remaining unpaid after giving effect to any concurrent payment or distribution (or provision therefor) to the holders of the Series D Notes and such Secured Indebtedness; and

(c)

subject to section 7.6, if, notwithstanding the foregoing, any payment by, or distribution of assets of, the Company of any kind or character, whether in cash, property or securities (other than securities of the Company as reorganized or readjusted or securities of the Company or any other corporation provided for by a plan of reorganization or readjustment the payment of which is subordinate, at least to the extent provided in this subsection 7.2(c) with respect to the Debentures, to the payment of the Series D Notes and all Secured Indebtedness, provided that (i) all obligations with respect to the Series D Notes and all Secured Indebtedness are assumed by the new corporation, if any, resulting from such reorganization or readjustment and (ii) without prejudice to the rights of such holders with respect to any such plan (including without limitation as to whether or not to approve same and on what conditions to do so), the rights of the holders of the Series D Notes and the Secured Indebtedness are not altered adversely by such reorganization or readjustment), is received by the Debenture Trustee or the Debentureholders before the Series D Notes and all Secured Indebtedness are paid in full, such payment or distribution will be held in trust for the benefit of, and will be paid over to the holders of the Series D Notes and such Secured Indebtedness or their representative or representatives or to the Debenture Trustee or trustees under any indenture under which any instruments evidencing any of the Series D Notes and such Secured Indebtedness may have been issued, rateably as aforesaid, for application to the payment of the Series D Notes and all Secured Indebtedness remaining unpaid until the Series D Notes and such Secured Indebtedness have been paid in full, after giving effect to any concurrent payment or distribution (or provision therefor) to the holders of the Series D Notes and such Secured Indebtedness.

7.3

Subrogation of Debentures

Subject to the payment in full of the Series D Notes and all Secured Indebtedness, the Debentureholders shall be subrogated to the rights of the holders of the Series D Notes and Secured Indebtedness to receive payments and distributions of assets of the Company in respect of and on account of the Series D Notes and Secured Indebtedness, to the extent of the application thereto of moneys or other assets which would have been received by the Debentureholders, but for the provisions of this Article 7, until the principal of, premium, if any, and interest on the Debentures shall be paid in full.  No payment or distribution of assets of the Company to the Debentureholders which would be payable or distributable to the holders of the Series D Notes or Secured Indebtedness pursuant to this Article 7 shall, as between the Company, its creditors (other than the holders of the Series D Notes and Secured Indebtedness) and the Debentureholders, be deemed to be a payment by the Company to or on account of the Debentureholders, it being understood that the provisions of this Article 7 are, and are intended, solely for the purpose of defining the relative rights of the Debentureholders, on the one hand, and the holders of the Series D Notes and Secured Indebtedness, on the other hand.  Nothing contained in this Article 7 or elsewhere in this Debenture Indenture or in the Debentures is intended to or shall impair, as between the Company and its creditors (other than the holders of Series D Notes and Secured Indebtedness and the Debentureholders), the obligation of the Company, which is unconditional and absolute, to pay to the Debentureholders the principal of and interest on the Debentures, as and when the same shall become due and payable in accordance with their terms, or to affect the relative rights of the Debentureholders and the creditors of the Company, other than the holders of the Series D Notes and Secured Indebtedness, nor shall anything herein or therein prevent the Debenture Trustee or the Holder of any Debentures from exercising all remedies otherwise permitted by Applicable Law upon default under this Debenture Indenture, subject to the rights, if any, under this Article7, of the holders of Series D Notes and Secured Indebtedness upon the exercise of any such remedy.

7.4

No Payment to Debentureholders if Event of Default under the Series D Notes or Secured Indebtedness

Upon the maturity of the Series D Notes or any Secured Indebtedness or any portion thereof by lapse of time, acceleration or otherwise, then, except as hereinafter otherwise provided in the third paragraph of this section 7.4, all principal of and premium or penalty (or any other amounts payable under the Series D Notes or such Secured Indebtedness), if any, and interest on all such matured Series D Notes or Secured Indebtedness shall first be paid in full, or shall first have been duly provided for, before any payment on account of principal of, premium, if any, and interest on the Debentures is made, including the Redemption Price, any amount owed upon a Change of Control or on the Maturity Date.

Except as hereinafter otherwise provided in the third paragraph of this section 7.4, the Company shall not make any payment, and the Debentureholders shall not be entitled to demand, institute proceedings for the collection of, or receive any payment or benefit (including without limitation by compensation, set-off, combination of accounts or realization of security or otherwise in any manner whatsoever) on account of the indebtedness represented by the Debentures (other than pursuant to Article 4) (i) in a manner inconsistent with the terms (as they exist on the date hereof) of this Debenture Indenture or of the Debentures, or (ii) at any time when a default or an event of default, as defined in the Series D Notes or any Secured Indebtedness or any instrument evidencing the same and permitting, by the lapse of time or giving of notice, the holders thereof to accelerate the maturity thereof, has occurred under the Series D Notes or Secured Indebtedness and is continuing and notice of such default or event of default has been given by or on behalf of the holders of the Series D Notes or Secured Indebtedness to the Company, unless and until the Series D Notes or such Secured Indebtedness have been paid and satisfied in full, or unless and until such default or event of default shall have been cured or waived in writing or shall have ceased to exist in accordance with the provisions of the Series D Notes or such Secured Indebtedness.

For greater certainty but without limiting the generality of the foregoing, this section 7.4 shall not be construed so as to prevent the Debenture Trustee from receiving and retaining any payments on account of Debentures which are made (i) in a manner that is consistent with the terms of this Debenture Indenture or of the Debentures, and (ii) at any time when no default or event of default (as defined in the Series D Notes or any Secured Indebtedness or any instrument evidencing the same and permitting, by the lapse of time or giving of notice, the holders thereof to accelerate the maturity thereof) has occurred and is continuing and in respect of which notice has not been given by or on behalf of the holders of the Series D Notes or Secured Indebtedness to the Company.

7.5

Authorization of Debentureholders to Trustee to Effect Subordination

Each Holder of Debentures, by his acceptance thereof, authorizes and directs the Debenture Trustee, on its behalf, to execute and deliver any such subordination agreements with the Company and the holders, or representatives or trustees thereof, of the Series D Notes and Secured Indebtedness, which Counsel shall advise contains the subordination provisions hereof and as may be necessary in the Opinion of Counsel or appropriate to effect the subordination provided for in this Article 7 and appoints the Debenture Trustee his attorney-in-fact for any and all such purposes.

Prior to the execution and delivery of any subordination agreement contemplated in this section 7.5, the Company shall have delivered to the Debenture Trustee an Officer’s Certificate stating that the Indebtedness to which such subordination agreement relates is Secured Indebtedness and that no Event of Default has occurred and is continuing.

7.6

Knowledge of Trustee

Notwithstanding the provisions of this Article 7, the Debenture Trustee will not be charged with knowledge of the existence of any facts that would prohibit the making of any payment of moneys to or by the Debenture Trustee, or the taking of any other action by the Debenture Trustee, unless and until the Debenture Trustee has received written notice thereof from the Company, any Debentureholder or any holder or representative of the Series D Notes or any Secured Indebtedness.

7.7

Trustee May Hold the Series D Notes or Secured Indebtedness

The Debenture Trustee is entitled to all the rights set forth in this Article 7 with respect to the Series D Notes and any Secured Indebtedness at the time held by it, to the same extent as any other holder of the Series D Notes or any Secured Indebtedness, and nothing in this Debenture Indenture deprives the Debenture Trustee of any of its rights as such holder.

7.8

Rights of Holders of the Series D Notes or the Secured Indebtedness Not Impaired

No right of any present or future holder of the Series D Notes or any Secured Indebtedness to enforce the subordination herein will at any time or in any way be prejudiced or impaired by any act or failure to act on the part of the Company or by any non-compliance by the Company with the terms, provisions and covenants of this Debenture Indenture, regardless of any knowledge thereof which any such holder may have or be otherwise charged with.

7.9

Altering the Series D Notes or the Secured Indebtedness

The holders of the Series D Notes or any Secured Indebtedness have the right to extend, renew, modify or amend the terms of the Series D Notes or any Secured Indebtedness or any security therefor and to release, sell or exchange such security and otherwise to deal freely with the Company, all without notice to or consent of the Debentureholders or the Debenture Trustee and without affecting the liabilities and obligations of the parties to this Debenture Indenture or the Debentureholders or the Debenture Trustee.

7.10

Additional Indebtedness

This Debenture Indenture does not restrict the Company or its Affiliates from incurring additional indebtedness for borrowed money (including, without limitation, additional Secured Indebtedness generally or indebtedness ranking pari passu with any Debentures), the issuance or repurchase of securities by the Company or its Affiliates or otherwise or from hypothecating or charging its property to secure any indebtedness.

7.11

Right of Debentureholder to Convert Not Impaired

The subordination of the Debentures to the Series D Notes and the Secured Indebtedness and the provisions of this Article 7 do not impair in any way the right of a Debentureholder to convert its Debentures pursuant to Article 4.

ARTICLE 8
COVENANTS OF THE COMPANY

8.1

General Covenants

The Company covenants with the Debenture Trustee for the benefit of the Debenture Trustee and the Debentureholders as follows:

(a)

the Company will duly and punctually pay or cause to be paid to every Debentureholder the principal of and interest accrued on such Debentureholder’s Debentures (including, in the case of default interest on the amount in default) on the dates, at the places, in the currency and in the manner mentioned herein and in the Debentures;

(b)

except as herein otherwise expressly provided, so long as any of the Debentures are outstanding, the Company will at all times maintain its corporate existence, will carry on and conduct its business in a reasonably proper and efficient manner, provided , however, that subject to Article 11, nothing herein contained shall prevent a Change of Control or the merger, reconstruction, reorganization, consolidation, transfer, sale, lease or otherwise, whereby all or substantially all of the Company's undertaking, property and assets would become the property of any other Person;

(c)

the Company will keep or cause to be kept proper books of account and make or cause to be made therein true and complete entries of all of its dealings and transactions in relation to its business in accordance with generally accepted accounting practices, and at all reasonable times it will furnish or cause to be furnished to the Debenture Trustee or its duly authorized agent or attorney such information relating to its operations as the Debenture Trustee may reasonably require and such books of account shall at all reasonable times be open for inspection by the Debenture Trustee or such agent or attorney;

(d)

the Company will duly and punctually perform and carry out all of the covenants and acts or things to be done by it as provided in this Debenture Indenture; and

(e)

the Company shall promptly notify the Debenture Trustee in writing upon becoming aware of an Event of Default.

8.2

To Maintain Office or Agency

The Company shall maintain or cause its Registrar and transfer agent to maintain an office at each place where Debentures may be presented or surrendered for payment, or for registration of transfer or exchange, and where notices and demands to or upon the Company in respect of such Debentures and this Debenture Indenture may be served. The Company will give prompt written notice to the Debenture Trustee of the location, and any change in the location, of any such office.  If at any time the Company shall fail to maintain such required office or shall fail to furnish to the Debenture Trustee the address of any such office, such presentations, surrenders, notices and demands may be made or served at the principal corporate trust offices of the Debenture Trustee in the Cities of Vancouver, British Columbia or Toronto, Ontario.

The Company may from time to time designate one or more other offices or agencies where the Debentures may be presented or surrendered for any or all of such purposes, and may from time to time rescind such designations.  The Company will give prompt written notice to the Debenture Trustee of any such designation and any change in the location of any such other office

8.3

Not to Extend Time for Payment of Interest or Principal

The Company covenants that, in order to prevent any accumulation after maturity of unpaid interest or of unpaid Debentures, the Company will not directly or indirectly extend or assent to the extension of time for payment of any interest upon any Debentures or of any principal payable in respect of any Debentures and that it will not directly or indirectly be or become a party to or approve any such arrangement by purchasing or funding any interest on the Debentures or any principal thereof or in any other manner and that the Company will deliver to the Debenture Trustee all Debentures when paid as evidence of such payment.

If the time for the payment of any interest or principal shall be so extended, whether or not such extension is by or with the consent of the Company, notwithstanding anything herein or in the Debentures contained, such interest or principal shall not be entitled, in case of default hereunder, to the benefit of this Debenture Indenture except subject to the prior payment in full of the principal, of all the Debentures then outstanding and of all matured interest on such Debentures the payment of which has not been so extended.

8.4

To Provide Certificate of Compliance

The Company covenants that, on or before June 28, 2008 and at any other time if requested by the Debenture Trustee, the Company will furnish to the Debenture Trustee a Certificate of the Company stating that the Company has complied with all covenants, conditions and other requirements contained in this Debenture Indenture, non-compliance with which would, with the giving of notice or the lapse of time or both, constitute an Event of Default hereunder or, if such is not the case, specifying the covenant, condition or other requirement which has not been complied with and giving particulars of such non-compliance and the action, if any, the Company proposes to take with respect thereto.

8.5

Continued Listing

The Company shall take all reasonable steps and actions as may be required to maintain the listing and posting for trading of the Common Shares on the TSX and to maintain its status as a “reporting issuer”, or the equivalent thereof, not in default of the requirements of the Applicable Securities Legislation of each of the provinces of Canada and shall take all reasonable steps and actions as may be required to maintain the listing and posting for trading of the Debentures on the TSX.

8.6

To Pay Debenture Trustee’s Remuneration and Expenses

The Company covenants that it will pay to the Debenture Trustee reasonable remuneration for its services as trustee hereunder and will pay or reimburse all costs, charges and expenses properly incurred by the Debenture Trustee in connection with the trusts hereof (including the reasonable compensation and the disbursement of the Debenture Trustee’s Counsel and all other advisors and assistants not regularly in its employ who have been retained by Debenture Trustee), on demand by the Debenture Trustee both before and after default hereunder and thereafter until all duties of the Debenture Trustee hereunder have been finally and fully performed, except any such expense, disbursement or advance as may arise from the negligence, fraud or wilful misconduct of the Debenture Trustee).

Any amount due under this section 8.6 and unpaid 30 days after demand for such payment shall bear interest from the expiration of such 30 day period at a rate per annum equal to the then current rate charged by the Debenture Trustee from time to time, acting reasonably.  After default all amounts so payable and the interest thereon shall be payable out of any funds coming into possession of the Debenture Trustee or its Successor in trusts hereunder in priority to any payment of the principal of and interest on the Debentures. This provision will survive the termination or discharge of this Debenture Indenture and the resignation or replacement of the Debenture Trustee.

8.7

To Obtain Consent of Note Trustee

The Company will not appoint a Paying Agent without the prior consent of the Debenture Trustee to the appointment of such Paying Agent.

8.8

To Provide Financial Statements

The Company will furnish to the Debenture Trustee sufficient copies of all financial statements of the Company which are furnished to the holders of Common Shares for the Debenture Trustee to hold and make available to Debentureholders (at the Company's expense and in any manner which the Debenture Trustee deems advisable, acting reasonably); however, the Debenture Trustee shall have no obligation to review, analyze or otherwise interpret such financial statements.

8.9

To Pay Additional Amounts

The Company will from time to time promptly pay or make provisions satisfactory to the Debenture Trustee for the payment of any additional amounts, including taxes and charges which may be imposed by the laws of Canada or any province thereof (except income tax or security transfer tax, if any) which shall be payable with respect to the issuance of the Debentures or any Common Shares pursuant to this Debenture Indenture.

8.10

Further Assurances

The Company shall, from time to time, as may be reasonably required by the Debenture Trustee, execute and deliver such further and other documents and do all matters and things which are necessary to carry out the intention and provisions of this Debenture Indenture.

8.11

Debenture Trustee May Perform Covenants

If the Company shall fail to perform any of its covenants contained herein, the Debenture Trustee may, upon becoming aware of such failure, in its discretion, but subject to section 9.2 need not, notify the Debentureholders of such failure or may itself perform any of such covenants capable of being performed by it, but is under no obligation to do so. All sums so required to be paid in connection with the Debenture Trustee’s performance of any covenant will be paid by the Company and all sums so paid shall be payable by the Company in accordance with the provisions of section 8.6.  No such performance by the Debenture Trustee of any covenant contained herein or payment or expenditure by the Company of any sums advanced or borrowed by the Debenture Trustee pursuant to the foregoing provisions shall be deemed to relieve the Company from any default hereunder or its continuing obligations hereunder.

8.12

Request for Debenture Indenture

The Company shall, within 3 Business Days of a written request by the Debenture Trustee, furnish to the Debenture Trustee, or to such other Person as the Debenture Trustee may direct, a true copy of this Debenture Indenture.

8.13

Covenant to Notify Debenture Trustee of Change of Name

The Company shall not change its name without giving at least 10 days’ prior notice to the Debenture Trustee of the new name and the date upon which such change of name is to take effect and, within 5 Business Days of the change of name the Company shall provide the Debenture Trustee with:

(a)

a notarial or certified copy of the amendment to the Declaration of Trust effecting the change of name; and

(b)

an Opinion of Counsel satisfactory to the Debenture Trustee as to the correct name of the Company and confirming that all appropriate registrations, filings or recordings have been made to ensure the continued validity and enforceability of this Debenture Indenture and the Debentures.

8.14

Covenant to Seek Debentureholder Approval

At any time when the Company is in arrears of payment of any principal or interest on the Debentures, the Company shall not, without the prior approval of the Debentureholders given by Extraordinary Resolution, declare any dividends (other than stock dividends of Common Shares) on any shares of the Company or redeem, purchase or otherwise retire or make any capital distributions on or with respect to any shares of the Company.

ARTICLE 9
DEFAULT AND ENFORCEMENT

9.1

Events of Default

The occurrence of any one or more of the following events shall constitute an “Event of Default” hereunder and in respect of the Debentures:

(a)

if the Company makes default in payment of the principal or premium payable on any Debenture when the same becomes due under any provision hereof or of such Debenture (including, without limitation, any default in payment of any amounts payable upon the occurrence of a Change of Control); or

(b)

if the Company makes default in payment of any interest due on any Debenture and if such default continues for a period of 10 Business Days after notice in writing has been given to the Company by the Debenture Trustee specifying such default and requiring the Company to rectify the same; or

(c)

if the Company fails to make an Offer to Redeem and Offer to Convert the Debentures then outstanding upon the occurrence of a Change of Control; or

(d)

if the Company makes default in observing or performing any other covenant or condition of this Debenture Indenture on its part to be observed or performed and, with respect to such covenants or conditions which are capable of rectification, if such default continues for a period of 30 days after notice in writing has been given to the Company by the Debenture Trustee or the holders of at least 25% of the aggregate principal amount of the Debentures then outstanding specifying such default and requiring the Company to rectify the same, unless the Debenture Trustee or such Holders of Debentures, as the case may be, (having regard to the subject matter of the default) shall have agreed to a longer period and, in such event, for the period agreed to by the Debenture Trustee or such Holders of Debentures, as the case may be; or

(e)

the institution by the Company of proceedings to be adjudicated a bankrupt or insolvent or the consent by it to the institution of bankruptcy or insolvency proceedings against it or the filing by it of a petition or answer or consent seeking reorganization or relief under any applicable federal, provincial or state law relating to bankruptcy, insolvency, reorganization or relief of debtors, or the consent by it to the filing of any such petition or to the appointment under any such law of a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Company or of substantially all of its property, or the making by it of a general assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as they become due; or

(f)

the entry of a decree or order by a court having jurisdiction adjudging the Company a bankrupt or insolvent or approving as properly filed a petition seeking reorganization, arrangement or adjustment of or in respect of the Company under any Applicable Law relating to bankruptcy, insolvency, reorganization or relief of debtors, or appointing under any such law a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Company or of substantially all of its property, or ordering pursuant to any such law the winding-up or liquidation of its affairs, and the continuance of any such decree or order unstayed and in effect for a period of 60 consecutive days; or

(g)

proceedings are commenced for the winding-up, liquidation or dissolution of the Company (except as otherwise permitted under this Debenture Indenture), unless the Company in good faith actively and diligently contests such proceedings, decree, order or approval, resulting in a dismissal or stay thereof within 60 days of commencement; or

(h)

a resolution is passed for the winding-up or liquidation of the Company (except as otherwise permitted under this Debenture Indenture); or

(i)

this Debenture Indenture shall for any reason or is claimed by the Company to cease in whole or in any material part to be a legal, valid, binding and enforceable obligation of the Company.

9.2

Notice of Events of Default

If an Event of Default shall occur and is continuing the Debenture Trustee shall, within 15 days after it becomes aware of the occurrence of such Event of Default, give notice thereof to the Debentureholders, in the manner specified in section 13.2, provided that notwithstanding the foregoing, the Debenture Trustee shall not be required to give such notice if the Debenture Trustee in good faith shall have decided that the withholding of such notice is in the best interests of the Debentureholders and shall have so advised the Company in writing.

Where notice of the occurrence of an Event of Default has been given to Debentureholders and the Event of Default is thereafter cured, notice that the Event of Default is no longer continuing shall be given by the Debenture Trustee to the Debentureholders within 15 days after the Debenture Trustee becomes aware that the Event of Default has been cured.

9.3

Acceleration on Default

If any Event of Default has occurred and is continuing, then subject to Article 7, the principal amount of and accrued and unpaid interest on the Debentures then outstanding shall be due and payable immediately without any declaration or other action by the Debenture Trustee or the Holders.

Notwithstanding anything contained in this Debenture Indenture or the Debentures to the contrary, if the principal amount and any accrued and unpaid interest on the Debentures are due and payable automatically or by a declaration pursuant to this section 9.3, then, subject to Article 7, the Company shall pay forthwith to the Debenture Trustee for the benefit of the Debentureholders, the principal of and accrued and unpaid interest (including interest on amounts in default) on such Debentures and all other fees and expenses payable hereunder, together with subsequent interest thereon at the rate borne by the Debentures from the date of such amounts are due and payable automatically or by declaration pursuant to this section 9.3 until payment is received by the Debenture Trustee.

Such payment when made shall be deemed to have been made in discharge of the Company’s obligations hereunder and any moneys so received by the Debenture Trustee shall be applied as provided in section 9.7.

9.4

Waiver of Default

If an Event of Default shall have occurred:

(a)

the Holders of more than 50% of the aggregate principal amount of the Debentures then outstanding shall have the power (in addition to the powers exercisable by Extraordinary Resolution as hereinafter provided) by instrument signed by such Holders to instruct the Debenture Trustee to waive any Event of Default hereunder and/or to cancel any declaration made by the Debenture Trustee pursuant to section 9.3 and the Debenture Trustee shall thereupon waive the Event of Default and/or cancel such declaration upon such terms and conditions as such Debentureholders shall prescribe; and

(b)

the Debenture Trustee, so long as it has not become bound to institute any proceedings hereunder, shall have the power to waive any Event of Default hereunder if, in the Debenture Trustee’s opinion, the same shall have been cured or adequate provision made therefor, and in such event to cancel any such declaration theretofore made by the Debenture Trustee in the exercise of its discretion, upon such terms and conditions as the Debenture Trustee may consider advisable;

provided that no delay or omission of the Debenture Trustee or of the Debentureholders to exercise any right or power accruing upon any Event of Default shall impair any such right or power or shall be construed to be a waiver of any such Event of Default or acquiescence therein and provided further that no act or omission either of the Debenture Trustee or of the Debentureholders shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default hereunder or the rights resulting therefrom.

9.5

Enforcement by the Debenture Trustee

If an Event of Default shall have occurred, but subject to section 9.4 and to the provisions of any Extraordinary Resolution that may be passed by the Debentureholders as provided herein:

(a)

the Debenture Trustee may in its discretion proceed to enforce the rights of the Debenture Trustee and of the Debentureholders by any action, suit, remedy or proceeding authorized or permitted by this Debenture Indenture or by law or equity; and may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Debenture Trustee and of the Debentureholders filed in any bankruptcy, insolvency, winding-up or other judicial proceedings relating to the Company;

(b)

no such remedy for the enforcement of the rights of the Debenture Trustee or the Debentureholders shall be exclusive of or dependent on any other such remedy but any one or more of such remedies may from time to time be exercised independently or in combination;

(c)

all rights of action hereunder may be enforced by the Debenture Trustee without the possession of any of the Debentures or the production thereof on the trial or other proceedings relating thereto; and

(d)

upon receipt of a Debentureholders’ Request and upon receiving sufficient funds and being indemnified to its satisfaction as provided in subsection 14.4(b), the Debenture Trustee shall exercise or take such one or more of such remedies as the Debentureholders’ Request may direct provided that if any such Debentureholders’ Request directs the Debenture Trustee to take proceedings out of court the Debenture Trustee may in its discretion take judicial proceedings in lieu thereof.

9.6

Debentureholders May Not Sue

No Holder of any Debenture shall have the right to institute any action, suit or proceeding or to exercise any other remedy authorized or permitted by this Debenture Indenture or by law or by equity for the purpose of enforcing any rights pursuant to this Debenture Indenture, unless:

(a)

such Holder shall previously have given to the Debenture Trustee, or vice-versa, written notice of the occurrence of an Event of Default;

(b)

the Debentureholders, by Extraordinary Resolution, shall have made a request to the Debenture Trustee to take action hereunder or the Debentureholders’ Request referred to in subsection 9.5(d) shall have been delivered to the Debenture Trustee, and the Debenture Trustee shall have been offered a reasonable opportunity either itself to proceed to exercise the powers hereinbefore granted or to institute an action, suit or proceeding in its name for such purpose;

(c)

the Debentureholders or any of them shall have furnished to the Debenture Trustee, when requested by the Debenture Trustee, sufficient funds and an indemnity in accordance with subsection 14.4(b); and

(d)

the Debenture Trustee shall have failed to act within a reasonable time thereafter.

In such event but not otherwise any Debentureholder, acting on behalf of himself and all other Debentureholders, shall be entitled to take proceedings in any court of competent jurisdiction such as the Debenture Trustee might have taken under section 9.5, but in no event shall any Debentureholder or combination of Debentureholders have any right to take any other remedy or proceedings out of court; it being understood and intended that no one or more Holders of Debentures shall have any right in any manner whatsoever to enforce any right hereunder or under any Debenture except subject to the conditions and in the manner herein provided, and that all powers and trusts hereunder shall be exercised and all proceedings at law shall be instituted, had and maintained by the Debenture Trustee, except only as herein provided, and in any event for the equal benefit of all Holders of outstanding Debentures.

9.7

Application of Moneys

(a)

Except as otherwise provided herein, any moneys arising from any enforcement hereof or other proceedings against the Company pursuant hereto or from any trustee in bankruptcy or liquidation of the Company, whether by the Debenture Trustee or any Holder of a Debenture, shall be held by the Debenture Trustee and applied by it, together with any moneys then or thereafter in the hands of the Debenture Trustee available for the purpose, as follows:

(i)

first, in payment or reimbursement to the Debenture Trustee of the remuneration, expenses, disbursements, borrowings and advances of the Debenture Trustee earned, incurred or made in the administration or execution of the trusts hereunder or otherwise in relation to this Debenture Indenture with interest thereon as herein provided (from which the Debenture Trustee shall reimburse the Debentureholders for any funds furnished pursuant to subsection 9.6(c));

(ii)

second (but subject to Article 4, section 8.2 and this section 9.7), in or towards payment of the principal of, and premium, if any, and accrued and unpaid interest and interest on overdue interest on all of the Debentures then outstanding (or if the Debentureholders, by instrument signed by the Holders of more than 66⅔% of the principal amount of the Debentures then outstanding or by Extraordinary Resolution passed at a meeting of Debentureholders, shall have directed payments to be made in accordance with any other order of priority, or without priority as between principal and interest then such moneys shall be applied in accordance with such direction); and

(iii)

third, the surplus (if any) of such moneys shall be paid to the Company or as it may direct;

provided, however, that no payments shall be made in respect of the principal or interest on any Debenture held by or for the benefit of the Company or any of its Affiliates or Subsidiaries (other than any Debenture pledged for value and in good faith to a Person other than the Company or any of its Affiliates or Subsidiaries, but only to the extent of such Person’s interest therein) except subject to the prior payment in full of the principal of and interest on all Debentures which are not so held.

(b)

For the purpose of disregarding any Debentures owned legally or beneficially by the Company or any of its Affiliates or Subsidiaries as required by section 9.7, the Company shall provide to the Debenture Trustee, from time to time and forthwith upon the Debenture Trustee’s written request, a Certificate of the Company setting forth as at the date of such Certificate:

(i)

the names (other than the name of the Company) of the registered holders of Debentures which, to the knowledge of the Company, are owned by or held for the account of the Company or any of its Subsidiaries; and

(ii)

a list of the Debentures owned legally and beneficially by the Company or any of its Subsidiaries;

and the Debenture Trustee shall be entitled to act and rely on such Certificate of the Company for all purposes.

9.8

Distribution of Moneys

Payments to Holders of Debentures pursuant to section 9.7 shall be made as follows:

(a)

at least 15 days’ notice of every such payment shall be given in the manner provided in Article 13 specifying the date and time when and the place or places where such payments are to be made and the amount of the payment and the application thereof as between principal and interest;

(b)

payment of any Debenture shall be made upon presentation thereof at any one of the places specified in such notice and any such Debenture thereby paid in full shall be surrendered, otherwise a notation of such payment shall be endorsed thereon; but the Debenture Trustee may in its discretion dispense with presentation and surrender or endorsement in any special case upon receipt by it of such indemnity as it shall consider sufficient;

(c)

from and after the date of payment specified in the notice, interest shall accrue only on the amount owing on each Debenture after giving credit for the amount of the payment specified in such notice unless the Debenture in respect of which such amount is owing is duly presented on or after the date so specified and payment of such amount is not made through the fault of the Company; and

(d)

the Debenture Trustee shall not be required to make any partial or interim payment to Debentureholders unless the moneys in its hands, after reserving therefrom such amount as the Debenture Trustee may think necessary to provide for the payments mentioned in section 9.7, exceed 2% of the aggregate principal amount of the outstanding Debentures, but it may retain the moneys so received by it and deal with the same as provided in section 14.9 until the money or investments representing the same, with the income derived therefrom, together with any other moneys for the time being under its control, shall be sufficient for such purpose or until it shall consider it advisable to apply the same in the manner hereinbefore set forth.

9.9

Persons Dealing with Debenture Trustee

No Person dealing with the Debenture Trustee or any of its agents shall be required to enquire whether an Event of Default has occurred, or whether the powers which the Debenture Trustee is purporting to exercise have become exercisable, or whether any moneys remain due under this Debenture Indenture or on the Debentures, or to see to the application of any moneys paid to the Debenture Trustee; and in the absence of fraud on the part of such Person, such dealing shall be deemed to be within the powers hereby conferred and to be valid and effective accordingly.

9.10

Debenture Trustee Appointed Attorney

The Company irrevocably appoints the Debenture Trustee to be the attorney of the Company in the name and on behalf of the Company to execute any instruments and do any things which the Company ought to execute and do, and has not executed or done, under the covenants and provisions contained in this Debenture Indenture and generally to use the name of the Company in the exercise of all or any of the powers hereby conferred on the Debenture Trustee with full powers of substitution and revocation.

9.11

Remedies Cumulative

No remedy herein conferred upon or reserved to the Debenture Trustee or the Holders of Debentures is intended to be exclusive of any other remedy, but each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing by law or by statute.

9.12

Immunity of Debentureholders, Debenture Trustees and Others

The Debentureholders and the Debenture Trustee waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past present or future incorporator, shareholder, director or officer of the Company or of any Successor Trust for the payment of the principal of or interest on any of the Debentures or on any covenant, agreement, representations or warranty by the Company contained herein or in the Debentures.

9.13

Judgment Against the Company

In the case of any judicial or other proceedings to enforce the rights of the Debentureholders, including, without limitation, obtaining judgment for the principal of or interest on the Debentures, judgment may be rendered against the Company in favour of the Debentureholders or in favour of the Debenture Trustee, as trustee for the Debentureholders, for any amount which may remain due in respect of the Debentures.

ARTICLE 10
SATISFACTION AND DISCHARGE

10.1

Cancellation

All Debentures surrendered to the Company, a Registrar or a Paying Agent for any purpose shall be delivered to the Debenture Trustee as soon as reasonably practicable. Each such Debenture, and each Debenture surrendered to the Debenture Trustee, shall be cancelled by the Debenture Trustee forthwith after payments required in respect thereof to the date of surrender have been made. Subject to Applicable Law, all Debentures cancelled or required to be cancelled under this or any other provision of this Debenture Indenture shall be destroyed by the Debenture Trustee in accordance with the Debenture Trustee’s ordinary practice, and the Debenture Trustee shall furnish to the Company, if required, a cancellation certificate setting out the designating numbers and denominations of the Debentures so cancelled or surrendered.

10.2

Non-Presentation of Debentures

If the Holder of any Debenture shall fail to present the same for payment on the date on which the principal thereof and/or the interest thereon or represented thereby becomes payable at maturity or otherwise or shall not accept payment on account thereof and give such receipt therefor (if any) as the Debenture Trustee may require:

(a)

the Company shall be entitled to pay to the Debenture Trustee and direct it to set aside; or

(b)

in respect of moneys in the hands of the Debenture Trustee which may or should be applied to the payment of the Debentures, the Company shall be entitled to direct the Debenture Trustee to set aside;

the principal moneys and/or the interest, as the case may be, in trust to be paid to the Holder of such Debenture upon due presentation and surrender thereof in accordance with the provisions of this Debenture Indenture; and thereupon the principal moneys and/or the interest payable on or represented by each Debenture in respect whereof such moneys have been set aside shall be deemed to have been paid and thereafter such Debentures shall not be considered as outstanding hereunder and the Holders thereof shall thereafter have no right in respect thereof except that of receiving payment of the moneys so set aside by the Debenture Trustee (without interest thereon) upon due presentation and surrender thereof, subject always to the provisions of section10.3 . Any moneys so set aside may, and, if remaining unclaimed for 60 days may be invested by the Debenture Trustee in accordance with section 14.9.

10.3

Repayment of Unclaimed Moneys or Common Shares

Subject to Applicable Law, any moneys set aside under section 10.2 and not claimed by and paid to Holders of Debentures within six years after the earlier of the date of such setting aside and the Maturity Date shall be repaid or returned, as the case may be, to the Company by the Debenture Trustee on written demand, and thereupon the Debenture Trustee shall be released from all further liability with respect to such moneys or Common Shares and thereafter the Holders of the Debentures in respect of which such moneys or Common Shares were so repaid or returned, as the case may be, to the Company shall have no rights in respect thereof except to obtain payment of such moneys or Common Shares without interest thereon from the Company.

10.4

Discharge

Upon proof being given to the reasonable satisfaction of the Debenture Trustee that the principal of all the Debentures and interest (including interest on amounts in default) thereon and other amounts payable hereunder have been paid or satisfied or that all the outstanding Debentures having matured, such payment has been duly provided for by payment to the Debenture Trustee or otherwise, and upon payment of all costs, charges and expenses properly incurred by the Debenture Trustee in relation to this Debenture Indenture and all interest thereon and the remuneration of the Debenture Trustee, or upon provision satisfactory to the Debenture Trustee being made therefor, the Debenture Trustee shall, at the request and at the expense of the Company, execute and deliver to the Company such deeds or other instruments as shall be necessary to evidence the satisfaction and discharge of this Debenture Indenture and to release the Company from its covenants contained herein except those relating to the indemnification of the Debenture Trustee.

ARTICLE 11
SUCCESSORS

11.1

Certain Requirements in Respect of Merger, etc.

The Company shall not enter into any transaction or series of transactions other than a Change of Control, whether by way of merger, reconstruction, reorganization, consolidation, transfer, sale, lease or otherwise, whereby all or substantially all of its undertaking, property and assets would become the property of any other Person (herein called the “Successor”), but may do so if:

(a)

the Company is the surviving Person or the Successor is a body corporate organized or existing under the laws of the United States, and state thereof or the District of Columbia or Canada or any province or territory thereof;

(b)

immediately after giving effect to such transaction, no Event of Default exists;

(c)

the Successor shall execute, prior to or contemporaneously with the completion of such transaction, such indenture supplemental hereto (if any) and other instruments (if any) as in the opinion of Counsel are necessary or advisable to evidence the assumption by the Successor of the liability for the due and punctual payment of all the Debentures and the interest thereon and all other moneys payable hereunder and the covenant of such Successor to pay the same and its agreement to observe and perform all the covenants and obligations of the Company under this Debenture Indenture; and

(d)

such transaction will, to the satisfaction of Counsel to the Company, acting reasonably, be upon such terms as comply with this Article 11 and preserve and not impair or be prejudicial in any material respect the rights and powers of the Debenture Trustee or of the Debentureholders hereunder.

11.2

Vesting of Powers in Successor

Whenever the conditions of section 11.1 have been duly observed and performed, the Debenture Trustee shall execute and deliver the supplemental debenture indenture provided for in Article 15 and thereupon:

(a)

the Successor shall possess and from time to time may exercise each and every right and power of the Company under this Debenture Indenture in the name of the Company or otherwise, and any act or proceeding by any provision of this Debenture Indenture required to be done or performed by any Directors or officers of the Company may be done and performed with like force and effect by the like trustees or officers of such Successor; and

(b)

the Company shall be released and discharged from liability under this Debenture Indenture and the Debenture Trustee shall execute any documents which it may be advised are necessary or advisable for effecting or evidencing such release and discharge.

ARTICLE 12
MEETINGS OF DEBENTUREHOLDERS

12.1

Right to Convene Meetings

The Debenture Trustee may at any time and from time to time and shall, on receipt of a Written Request of the Company or a Debentureholders’ Request and receiving sufficient funds and upon being indemnified to its reasonable satisfaction by the Company or by the Debentureholders signing such Debentureholders’ Request against the costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Debentureholders.  If the Debenture Trustee fails within 30 days after receipt of such written request or Debentureholders’ Request and such funding and indemnity to give notice convening a meeting, the Company or such Debentureholders, as the case maybe, may convene such meeting.  Every such meeting shall be held in the City of Toronto, Ontario or at such other place as may be approved or determined by the party or parties who have convened the meeting in accordance with this section.

12.2

Notice of Meetings

Subject to section 12.12, not more than 45 and not less than 21 days’ notice of any meeting shall be given to the Debentureholders and a copy thereof shall be sent by mail to the Debenture Trustee unless the meeting has been called by it and to the Company unless the meeting has been called by it. Such notice shall state the time when and the place where the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat, but it shall not be necessary for any such notice to set out the terms of any resolution to be proposed at the meeting or any of the provisions of this Article.  The accidental omission to give notice of a meeting to any holder of Debentures shall not invalidate any resolution passed at any such meeting. A holder may waive notice of a meeting either before or after the meeting.

12.3

Chairman

An individual, who need not be a Debentureholder, nominated in writing by the Debenture Trustee shall be chairman of the meeting and if no individual is so nominated or if the individual so nominated is unable or unwilling to act or if the individual so nominated is not present within 15 minutes from the time fixed for the holding of the meeting, the Debentureholders present in person or by proxy shall choose an individual present to be chairman of the meeting.

12.4

Quorum

At any meeting of the Debentureholders other than a meeting convened for the purpose of considering a resolution proposed to be passed as an Extraordinary Resolution, as to which the provisions of section 12.12 shall be applicable, a quorum shall consist of Debentureholders present in person or by proxy and representing at least 15% in principal amount of the Debentures then outstanding. If a quorum of the Debentureholders shall not be present within 30 minutes from the time fixed for holding any such meeting, the meeting, if convened by the Debentureholders or pursuant to a Debentureholder’s Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day, in which case it shall be adjourned to the next following Business Day) at the same time and place, and no notice shall be required to be given in respect of such adjourned meeting. At the adjourned meeting the Debentureholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent 15% of the principal amount of the Debentures then outstanding.

12.5

Power to Adjourn

The chairman of any meeting at which a quorum of the Debentureholders is present may, with the consent of the Holders of a majority of the aggregate in principal amount of the Debentures represented thereat, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

12.6

Show of Hands

Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands except that votes on Extraordinary Resolutions shall be given in the manner hereinafter provided. At such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

12.7

Poll

On every Extraordinary Resolution, and on any other resolution submitted to a meeting, when demanded by the chairman or by one or more Debentureholders and/or proxies for Debentureholders holding at least 5% of the aggregate principal amount of the Debentures represented thereat, a poll shall be taken in such manner as the chairman shall direct. Resolutions other than Extraordinary Resolutions shall, if a poll is taken, be decided by the votes of the holders of a majority in principal amount of the Debentures represented at the meeting and voted on the poll.

12.8

Voting

On a show of hands every Person who is present and entitled to vote, whether as a Debentureholder or as proxy for one or more Debentureholders or both, shall have one vote. On a poll each Debentureholder present in person or represented by a duly appointed proxy shall be entitled to one vote in respect of each $1,000 principal amount of Debentures held by such Holder on the record date fixed for the meeting. A proxy need not be a Debentureholder. In the case of joint registered Holders of a Debenture, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others; but in case more than one of them are present in person or by proxy, they shall vote together in respect of the Debentures of which they are joint registered Holders. Subject to the provisions of section 12.9, in the case of Debentures held by a Person other than an individual, an officer or representative of such Person may vote the Debentures held by it unless there shall be more than one officer or representative of such Person present at the meeting, and those officers or individuals present do not agree on how the Debentures may be voted, in which case a written proxy shall be required to determine who may vote the Debentures and how such Debentures are to be voted.

In the case of a Global Debenture, the Depository may appoint or cause to be appointed a Person or Persons as proxies and shall designate the number of votes entitled to each such Person, and each such Person shall be entitled to be present at any meeting of Debentureholders and shall be the Persons entitled to vote at such meeting in accordance with the number of votes set out in the Depository’s designation.

12.9

Regulations

The Debenture Trustee, or the Company with the approval of the Debenture Trustee, may from time to time make and from time to time vary such regulations as it shall from time to time think fit providing for or governing the following:

(a)

voting by proxy by the Holders and the form of the instrument appointing a proxy (which shall be in writing) and the manner in which the same shall be executed and for the production of the authority of any Person signing a proxy on behalf of a Debentureholder;

(b)

the deposit of instruments appointing proxyholders at such place as the Debenture Trustee, the Company or the Debentureholders convening a particular meeting, as the case may be, may in the notice convening the meeting direct and the time, if any, before the holding of the meeting or any adjournment thereof by which the same shall be deposited; and

(c)

the deposit of instruments appointing proxyholders at some approved place or places other than the place at which a particular meeting is to be held and enabling particulars of such instruments appointing proxyholders to be mailed, faxed or otherwise provided before the meeting to the Company or to the Debenture Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only Persons who shall be recognized at any meeting of the Holders of any Debentures, or as entitled to vote or be present at the meeting in respect thereof, shall be registered Debentureholders and Persons whom Debentureholders have duly appointed as their proxies.

12.10

The Company and Debenture Trustee May Be Represented

The Company and the Debenture Trustee, by their respective officers, employees and directors, and the legal advisers of the Company and the Debenture Trustee may attend any meeting of the Debentureholders, but shall have no vote as such unless such person is also a Debentureholder.

12.11

Powers Exercisable by Extraordinary Resolution

In addition to the powers conferred upon them by any other provisions of this Debenture Indenture or by law, a meeting of the Debentureholders shall have the following powers exercisable from time to time by Extraordinary Resolution:

(a)

power to approve any change whatsoever in any of the provisions of this Debenture Indenture or the Debentures and any modification, abrogation, alteration, compromise or arrangement of the rights of the Debentureholders and/or the Debenture Trustee against the Company or against its undertaking, property and assets or any part thereof whether such rights arise under this Debenture Indenture or the Debentures or otherwise, provided that in the event such modification, alteration or alternative arrangement may impinge upon or change the duties of the Debenture Trustee, such power may only be exercised with the prior consent of the Debenture Trustee;

(b)

power to approve any scheme for the reconstruction or reorganization of the Company or for the consolidation, amalgamation or merger of the Company with or into any other Person or for the sale, lease, transfer or other disposition of the undertaking, property and assets of the Company or any part thereof, provided that no such approval shall be necessary in respect of any such transaction if the provisions of  Article 11 shall have been complied with;

(c)

power to direct or authorize the Debenture Trustee to exercise any power, right, remedy or authority given to it by this Debenture Indenture or the Debentures in any manner specified in such Extraordinary Resolution (subject to the Debenture Trustee being sufficiently funded and indemnified to its reasonable satisfaction) or to refrain from exercising any such power, right remedy or authority;

(d)

power to waive and direct the Debenture Trustee to waive any default or Event of Default hereunder and/or cancel any declaration made by the Debenture Trustee pursuant to section 9.3 either unconditionally or upon any conditions specified in such Extraordinary Resolution;

(e)

power to restrain any Debentureholder from taking or instituting any suit, action or proceeding for the purpose of enforcing payment of the principal or interest of any Debenture, or for the execution of any trust or power hereunder;

(f)

power to direct any Debentureholder who, as such, has brought any action, suit or proceeding to stay or discontinue or otherwise deal with the same upon payment if the taking of such action, suit or proceeding shall have been permitted by section 9.6, of the costs, charges and expenses reasonably and properly incurred by such Debentureholder in connection therewith;

(g)

power to appoint a committee to consult with the Debenture Trustee (and to remove any committee so appointed) and to delegate to such committee (subject to such limitations, if any, as may be prescribed in such resolution) all or any of the powers which the Debentureholders may exercise by Extraordinary Resolution under this section 12.11; the Extraordinary Resolution making such appointment may provide for payment of the expenses and disbursements of and compensation to such committee and the Debenture Trustee; such committee shall consist of such number of individuals (who need not be Debentureholders) as shall be prescribed in the Extraordinary Resolution appointing it; subject to the Extraordinary Resolution appointing it every such committee may elect its chairman and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number, the manner in which it may act and its procedure generally and such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by resolution signed in one or more counterparts by a majority of the members thereof or the number of members thereof necessary to constitute a quorum, whichever is the greater; all acts of any such committee within the authority delegated to it shall be binding upon all Debentureholders;

(h)

power to agree to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any Common Shares or other securities of the Company;

(i)

power to authorize the distribution in specie of any shares, bonds, debentures or other securities or obligations and/or cash or other consideration received by the Debenture Trustee on behalf of Debentureholders or the use or disposition of the whole or any part of such shares, bonds, debentures or other securities or obligations and/or cash or other consideration in such manner and for such purpose as may be considered advisable and specified in such Extraordinary Resolution;

(j)

power to approve the exchange of the Debentures for or the conversion thereof into shares, bonds, debentures or other securities or obligations of the Company or of any Person formed or to be formed other than in accordance with this Debenture Indenture;

(k)

power to remove the Debenture Trustee from office and to appoint a new Debenture Trustee or Debenture Trustees; and

(l)

power to amend, alter or repeal any Extraordinary Resolution previously passed or approved by the Debentureholders or by any committee appointed pursuant to subsection 12.11(g).

Except as otherwise provided in this Debenture Indenture, all other powers of and matters to be determined by the Debentureholders may be exercised or determined from time to time by Ordinary Resolution.

12.12

Meaning of “Ordinary Resolution”

The expression “Ordinary Resolution” when used in this Debenture Indenture means, a resolution proposed to be passed as an Ordinary Resolution at a meeting of Debentureholders duly convened for that purpose and held in accordance with the provisions of this Article 12 at which a quorum of Debentureholders is present and passed by the affirmative votes of the Debentureholders present in person or represented by proxy at the meeting who hold more than 50% of the aggregate principal amount of Debentures voted in respect of such resolution.

12.13

Meaning of “Extraordinary Resolution”

(a)

The expression “Extraordinary Resolution” when used in this Debenture Indenture means, subject as hereinafter provided in this Article 12, a resolution proposed to be passed as an extraordinary resolution at a meeting of Debentureholders duly convened for that purpose and held in accordance with the provisions of this Article 12 at which the Holders of more than 51% of the aggregate principal amount of the Debentures then outstanding are present in person or represented by proxy and passed by the affirmative votes of the Holders of not less than 66⅔% of the aggregate principal amount of the Debentures voted in respect of such resolution.

(b)

If at any such meeting the holders of more than 51% of the aggregate principal amount of the Debentures then outstanding are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by the Debentureholders or pursuant to a Debentureholder’s Request, shall be dissolved; but in any other case it shall be adjourned to such date, being not less than 21 nor more than 60 days later, and to such place and time as may be appointed by the chairman of the meeting. Not less than 10 days’ notice shall be given of the time and place of such adjourned meeting in the manner provided in Article 14.  Such notice shall state that at the adjourned meeting the Debentureholders present in person or represented by proxy shall form a quorum, but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Debentureholders present in person or represented by proxy shall constitute a quorum and may transact the business for which the meeting was originally convened and a resolution proposed to be passed as an extraordinary resolution at such adjourned meeting and passed in accordance with subsection 12.8 shall be an Extraordinary Resolution within the meaning of this Debenture Indenture, notwithstanding that the Holders of more than 51% of the aggregate principal amount of the Debentures then outstanding, are not present in person or represented by proxy at such adjourned meeting.

(c)

Votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

12.14

Powers Cumulative

It is hereby declared and agreed that any one or more of the powers and/or any combination of the powers in this Debenture Indenture stated to be exercisable by the Debentureholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Debentureholders to exercise the same or any other such power or powers or combination of powers thereafter from time to time.

12.15

Minutes

Minutes of all resolutions and proceedings at every meeting of Debentureholders shall be made and duly entered in books to be provided for that purpose by the Debenture Trustee at the expense of the Company, and any such minutes, if signed by the chairman of the meeting at which such resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of the Debentureholders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened, and all resolutions passed or proceedings had thereat to have been duly passed and had.

12.16

Signed Instruments

Any action which may be taken and any power which may be exercised by the Debentureholders at a meeting held as hereinbefore in this Article 11 provided may also be taken and exercised by instrument in writing signed in one or more counterparts by the Holders of not less than 50%, in the case of an Ordinary Resolution, or not less than 66⅔%, in the case of an Extraordinary Resolution, of the aggregate principal amount of the outstanding Debentures and the expressions “Ordinary Resolution” and “Extraordinary Resolution” when used in this Debenture Indenture shall include an instrument so signed. Notice of any Ordinary Resolution or Extraordinary Resolution passed in accordance with this section 12.16 shall be given by the Debenture Trustee to the Holders of Debentures within 30 days of the date on which such Ordinary Resolution or Extraordinary Resolution was passed.

12.17

Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article 12 at a meeting of Debentureholders shall be binding upon all the Debentureholders, whether present at or absent from such meeting, and every instrument signed by Debentureholders in accordance with section 12.16 shall be binding upon all the Debentureholders, whether signatories thereto or not, and each and every Debentureholder and the Debenture Trustee (subject to the provisions for its funding and indemnity herein contained) shall be bound to give effect to every such resolution, Extraordinary Resolution and instrument in writing.

12.18

Evidence of Rights of Debentureholders

Any request, direction, notice, consent or other instrument which this Debenture Indenture may require or permit to be signed or executed by the Debentureholders may be in any number of concurrent instruments of similar tenor and may be signed or executed by such Debentureholders in person or by attorney duly appointed in writing. Proof of the execution of any such request direction, notice, consent or other instrument or of a writing appointing any such attorney shall be sufficient for any purpose of this Debenture Indenture if made in the following manner, namely, the fact and date of the execution by any Person of such request, direction, notice, consent or other instrument or writing may be proved by the certificate of any notary public, or other officer authorized to take acknowledgments of deeds to be recorded at the place where such certificate is made, that the Person signing such request, direction, notice, consent or other instrument or writing acknowledged to him the execution thereof, or by an affidavit of a witness of such execution or in any other manner which the Debenture Trustee may consider adequate.

The Debenture Trustee may, nevertheless, in its discretion require further proof in cases where it considers further proof necessary or desirable or may accept such other proof as it shall consider proper.

12.19

Record Date

If the Company shall solicit from the Holders any request, demand, authorization, direction, notice, consent, waiver or other action, the Company may, at its option, by or pursuant to a resolution duly passed by the Directors certified by a senior officer of the Company to be in full force and effect, fix in advance a record date for determination of such Holders entitled to provide such request, demand, authorization, direction, notice, consent, waiver or other action, but the Company shall have no obligation to do so. Any such record date shall be the record date specified in or pursuant to such certified resolution.

If such a record date is fixed, such request, demand, authorization, direction, notice, consent, waiver or other action may be given before or after such record date, but only the Holders of record at the close of business on such record date shall be deemed to be Holders for the purposes of determining whether Holders of the requisite proportion of Debentures then outstanding have authorized or agreed or consented to such demand, authorization, direction, notice, consent, waiver or other action, and for this purpose the Debentures then outstanding shall be computed as of such record date.

ARTICLE 13
NOTICES

13.1

Notice to the Company

Any notice to the Company under the provisions of this Debenture Indenture shall be valid and effective if delivered personally by courier or by facsimile transmission to, or, subject to section 13.4, if given by registered mail, postage prepaid, addressed to, the Company at Suite 1460, 70 University Avenue, Toronto, Ontario, M5J 2M4, Attention: President and Chief Executive Officer, Facsimile No. (416)-977-5406 and shall be deemed to have been given on the date of delivery personally or by facsimile transmission if so delivered prior to 5:00 p.m. (Toronto time) on a Business Day and otherwise on the next Business Day or on the third Business Day after such letter has been mailed, as the case may be. The Company may from time to time notify the Debenture Trustee of a change in address which thereafter, until changed by further notice, shall be the address of the Company for all purposes of this Debenture Indenture.

13.2

Notice to Debentureholders

Except as otherwise expressly provided herein, all notices to be given hereunder to Debentureholders shall be valid and effective if such notice is delivered personally, by courier or, subject to section 13.4, sent by first class mail, postage prepaid, or by electronic communication addressed to such Holders at their post office addresses or by electronic communication details appearing in any of the registers hereinbefore mentioned. Any notice so delivered or sent by electronic communication or mail shall be deemed to have been given on the day upon which it is delivered or sent, as the case may be. Any accidental error, omission or failure in giving or in delivering or mailing any such notice or the non-receipt of any such notice by any Debentureholder shall not invalidate or otherwise prejudicially affect any action or proceeding founded thereon.

13.3

Notice to the Debenture Trustee

Any notice to the Debenture Trustee under the provisions of this Debenture Indenture shall be valid and effective if delivered personally, by courier or by facsimile transmission to, or, subject to section 13.4, if given by registered mail, postage prepaid, addressed to the Debenture Trustee at its principal corporate trust office at 2nd floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, Attention: Manager, Corporate Trust Services, Facsimile No. (604) 661-9403, and shall be deemed to have been given on the date of delivery personally or by facsimile transmission if so delivered prior to 5:00 p.m. (Vancouver time) on a Business Day and otherwise on the next Business Day or on the third Business Day after such letter has been mailed, as the case may be. The Debenture Trustee may from time to time notify the Company of a change in address which thereafter, until changed by further notice, shall be the address of the Debenture Trustee for all purposes of this Debenture Indenture.

13.4

Mail Service Interruption

If the Debenture Trustee determines that mail service is or is threatened to be interrupted at the time when the Debenture Trustee is required or elects to give any notice to the Debentureholders hereunder, the Debenture Trustee shall, notwithstanding the provisions hereof, give such notice at the Company’s expense by means of publication in The Globe and Mail national edition, or any other English language daily newspaper or newspapers of general circulation in Canada and in a French language daily newspaper of general circulation in the Province of Quebec, once in each of two successive weeks, and any notice so published shall be deemed to have been given on the latest date on which the publication takes place.

If by reason of any actual or threatened interruption of mail service due to strike, lock-out or otherwise, any notice to be given to the Debenture Trustee or to the Company would be unlikely to reach its destination in a timely manner, such notice shall be valid and effective only if delivered personally, by courier or facsimile transmission in accordance with section 13.1 or 13.3, as the case may be.

13.5

Waiver of Notice

Any notice provided for in this Debenture Indenture may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Debentureholders shall be filed with the Debenture Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waivers.

ARTICLE 14
CONCERNING THE DEBENTURE TRUSTEE

14.1

Indenture Legislation

(a)

In this Article 14, the term “Indenture Legislation” means the provisions, if any, of any statute of Canada or a province or territory thereof, and of the regulations under any such statute, relating to indentures and to the rights, duties and obligations of trustees under indentures, to the extent that such provisions are at the time in force and applicable to this Debenture Indenture or the Company or the Debenture Trustee.

(b)

If and to the extent that any provision of this Debenture Indenture limits, qualifies or conflicts with a mandatory requirement of Indenture Legislation, such mandatory requirement shall prevail.

(c)

At all times in relation to this Debenture Indenture and any action to be taken hereunder, the Company and the Debenture Trustee each shall observe and comply with Indenture Legislation and the Company, the Debenture Trustee and each Debentureholder shall be entitled to the benefits of Indenture Legislation.

14.2

Corporate Debenture Trustee Required Eligibility

The Debenture Trustee shall at all times be a corporation organized under the laws of Canada or any province thereof and represents the Company that at the date of execution and delivery by it of this Debenture Indenture, it is duly authorized and qualified to carry on the business of a trust company in each of the provinces and territories of Canada. If at any time the Debenture Trustee shall cease to be eligible in accordance with this Article 14, it shall resign immediately in the manner and with the effect thereafter specified in this Article 14.

14.3

No Conflict of Interest

Computershare Trust Company of Canada shall act concurrently as: (i) the Debenture Trustee pursuant to the terms of this Debenture Indenture; and (ii) the Note Trustee pursuant to the terms of the Note Indenture.  Sections 2.9 and 7.1 of this Debenture Indenture and sections 2.9 and 6.1 of the Note Indenture stipulate that the rights of Debentureholders to payments of principal, premium and interest on the Debentures are expressly subordinate to the rights of holders of Notes to payments of principal, premium and interest on the Notes.  By acting as both Debenture Trustee and Note Trustee, there exists a potential conflict of interest for Computershare Trust Company of Canada in its concurrent role as a fiduciary under both this Debenture Indenture and the Note Indenture.  Such potential conflict of interest may constitute a material conflict of interest in the future and as a result, Computershare Trust Company of Canada may, be required to resign from its position as Debenture trustee under this Debenture Indenture and/or Note Trustee under the Note Indenture.

The Debenture Trustee represents to the Company that, other than as disclosed to the Company in this section 14.3, at the date of the execution and delivery of this Debenture Indenture the Debenture Trustee is not aware of any material conflict of interest or potential conflict of interest in the role of the Debenture Trustee as a fiduciary hereunder. If at any time a material conflict of interest exists in the Debenture Trustee’s role as a fiduciary hereunder which has not been disclosed prior to the date hereof by the Debenture Trustee, the Debenture Trustee shall, within 90 days after ascertaining that such a material conflict of interest exists, either eliminate the same or else resign from the trusts hereunder by giving notice in writing to the Company at least 30 days prior to such resignation is to take effect and shall on such date be discharged from all further duties and liabilities hereunder. If any such material conflict of interest exists or hereafter shall exist the validity and enforceability of this Debenture Indenture and the Debentures shall not be affected in any manner whatsoever by reason only of the existence of a natural conflict of the Debenture Trustee.

14.4

Rights and Duties of Debenture Trustee

(a)

In the exercise of the rights, powers and duties prescribed or conferred by the terms of this Debenture Indenture, the Debenture Trustee shall act honestly and in good faith with a view to the best interests of the Debentureholders as a whole and exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances, and shall duly observe and comply with the provisions of any legislation and regulations which relate to the functions or role of the Debenture Trustee as a fiduciary hereunder.

(b)

The obligation of the Debenture Trustee to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Debenture Trustee or the Debentureholders hereunder shall be conditional upon the Debentureholders furnishing, when required by notice in writing by the Debenture Trustee, sufficient funds to commence or continue such act, action or proceeding and indemnity reasonably satisfactory to the Debenture Trustee to protect and hold harmless the Debenture Trustee, its officers, directors, employees and agents against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof None of the provisions contained in this Debenture Indenture shall require the Debenture Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless funded and indemnified as aforesaid.

(c)

The Debenture Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Debentureholders at whose instance it is acting to deposit with the Debenture Trustee the Debentures held by them, for which Debentures the Debenture Trustee shall issue receipts.

(d)

Every provision of this Debenture Indenture that by its terms relieves the Debenture Trustee of liability or entitles it to rely upon any evidence submitted to it is subject to the provisions of Debenture Indenture Legislation, this section 14.4 and section 14.5.

(e)

In determining whether a person is in the United States, the Debenture Trustee may rely and shall be protected in relying solely upon the registered address of the Debentureholder or shareholder in the case that the Debenture has been converted or redeemed or the address of the transferee as indicated on the form of transfer or conversion for the Debentures in question, as applicable, for all purposes.

(f)

The Debenture Trustee shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall have been required so to do under the terms hereof nor shall the Debenture Trustee be required to take notice of any default hereunder, unless and until notified in writing of such default which notice shall distinctly specify the default desired to be brought to the attention of the Debenture Trustee and in the absence of any such notice the Debenture Trustee may for all purposes of this Debenture Indenture conclusively assume that no default has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein. Any such notice shall in no way limit any discretion herein given the Debenture Trustee to determine whether or not the Debenture Trustee shall take action with respect to any default.

14.5

Evidence Experts and Advisers

(a)

In addition to the reports, certificates, opinions, statutory declarations and other evidence required by this Debenture Indenture, the Company shall furnish to the Debenture Trustee such additional evidence of compliance with any provisions hereof, and in such form, as may be prescribed by Indenture Legislation or as the Debenture Trustee may reasonably require by written notice to the Company.

(b)

The Debenture Trustee shall be protected in acting and not acting and relying upon any written notice, request, waiver, consent, certificate, receipt, statutory declaration, opinion, report or other paper or document furnished to it not only as to its due execution and the validity and the effectiveness of its provisions, but also as to the truth, acceptability and accuracy of any information therein contained which it in good faith believes to be genuine and what it purports to be.

(c)

The Debenture Trustee may employ or retain such Counsel, auditors, accountants, appraisers or other experts or advisers, whose qualifications give authority to any opinion or report made by them, as it may reasonably require for the purpose of determining and discharging its duties hereunder and shall not be responsible for any misconduct on the part of any of them. The Debenture Trustee may act and rely and shall be protected in acting and relying in good faith on the opinion or advice of or information obtained from any Counsel, auditor, accountant, appraiser or other expert or adviser. The remuneration, costs and expenses of any such Counsel, auditor, accountant, appraiser or other expert or advisor shall be paid by the Company.

(d)

The Debenture Trustee may act and rely and shall be protected in acting and not acting and relying in good faith on the opinion or advice of or information obtained from any Counsel, accountant appraiser, engineer or other expert or advisor, whether retained or employed by the Company or by the Debenture Trustee, in relation to any matter arising in the administration of the trusts hereof.

14.6

Debenture Trustee May Deal in Debentures

Subject to section 14.13, the Debenture Trustee may buy, sell, lend upon and deal in the Debentures or other securities of the Company, either with the Company or otherwise, and generally contract and enter into financial transactions with the Company or otherwise, without being liable to account for any profits made thereby.

14.7

Debenture Trustee Not Required to Give Security

The Debenture Trustee shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Debenture Indenture or otherwise in respect of this Debenture Indenture.

14.8

Protection of Debenture Trustee

By way of supplement to the provisions of any law for the time being relating to trustees, it is expressly declared and agreed as follows:

(a)

the Debenture Trustee and its directors, officers, employees and agents will at all times be indemnified and saved harmless by the Company from and against all claims, demands, losses, actions, causes of action, costs, charges, expenses, damages and liabilities whatsoever arising in connection with this Debenture Indenture, including, without limitation, those arising out of or related to actions taken or omitted to be taken by the Debenture Trustee contemplated hereby, legal fees and disbursements on a solicitor and client basis and costs and expenses incurred in connection with the enforcement of this indemnity, which the Debenture Trustee may suffer or incur, whether at law or in equity, in any way caused by or arising, directly or indirectly, in respect of any act deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the execution of its duties as Debenture Trustee and including any deed, matter or thing in relation to the registration, perfection, release or discharge of security.  The foregoing provisions of this subsection 14.8(a) do not apply to the extent that any such act deed, matter or thing whatsoever may arise from the negligence, fraud or wilful misconduct of the Debenture Trustee. This indemnity shall survive the termination of this agreement or the resignation or termination of the Debenture Trustee;

(b)

the Debenture Trustee shall not be liable for or by reason of any statements of fact or recitals in this Debenture Indenture or in the Debentures (except the representation contained in section 14.13 and in the certificate of the Debenture Trustee on the Debentures) or required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Company;

(c)

nothing herein contained shall impose any obligation on the Debenture Trustee to see to or to require evidence of the registration or filing (or renewal thereof) of this Debenture Indenture or any instrument ancillary or supplemental hereto;

(d)

the Debenture Trustee shall not be bound to give notice to any Person of the execution hereto

(e)

the Debenture Trustee shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of the Company of any of the covenants herein contained or of any acts of the agents of the Company;

(f)

notwithstanding any other provisions of this Debenture Indenture, the Debenture Trustee shall have no obligation to transfer any Debentures unless provided with such documents as it deems satisfactory, acting reasonably;

(g)

the Debenture Trustee shall incur no liability with regard to the delivery or non-delivery of any certificate, whether delivered by hand, mail or other means; and

(h)

the Debenture Trustee shall be required to disburse moneys according to this Debenture Indenture only to the extent that moneys have been deposited with it. The Debenture Trustee shall incur no liability for moneys deposited otherwise than with the Debenture Trustee.

14.9

Investment of Trust Moneys

Unless herein otherwise expressly provided, any of the funds held by the Debenture Trustee under the trusts of this Debenture Indenture shall be deposited in a trust account in the name of the Debenture Trustee (which may be held with the Debenture Trustee or an affiliate or related party of the Debenture Trustee), in any Canadian chartered bank or in the deposit department of the Debenture Trustee which account shall be non-interest bearing. Upon the Written Direction of the Company, the Debenture Trustee shall invest in its name such funds in Canadian Government Obligations in accordance with such direction. Any direction by the Company to the Debenture Trustee as to the investment of the funds shall be in writing and shall be provided to the Debenture Trustee no later than 9:00 a.m. (Toronto time) on the day on which the investment is to be made. Any such direction received by the Debenture Trustee after 9:00 a.m. (Toronto time) or received on a non-Business Day, shall be deemed to have been given prior to 9:00 a.m. (Toronto time) the next Business Day.

The Debenture Trustee shall be accountable only for reasonable diligence in the investment of moneys under this section 14.9 and the Debenture Trustee shall not be liable for any loss or losses realized on such investments, except as a result of negligence or wilful acts or omissions of the Debenture Trustee.

14.10

Action by Debenture Trustee to Protect Interests

The Debenture Trustee shall have the power to institute and maintain all and any such actions, suits or proceedings and to take any other action as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the holders of the Debentures.

14.11

Replacement of Debenture Trustee

The Debenture Trustee may resign from the trusts hereunder and thereupon be discharged from all further duties and liabilities hereunder by giving to the Company 60 days’ notice in writing or such shorter notice as the Company may accept as sufficient. The Debentureholders by Extraordinary Resolution shall have power at any time to remove the Debenture Trustee and to appoint a new trustee hereunder. In the event of the Debenture Trustee resigning or being removed as aforesaid or being dissolved, becoming bankrupt going into liquidation or otherwise becoming incapable of acting hereunder, the Company shall forthwith appoint a new trustee hereunder unless a new trustee has already been appointed by the Debentureholders; failing such appointment by the Company, the retiring trustee hereunder (at the expense of the Company) or any Debentureholder may apply to a Judge of the courts of British Columbia, on such notice as such Judge may direct, for the appointment of a new trustee hereunder; but any trustee so appointed by the Company or by the Court shall be subject to removal as aforesaid by the Debentureholders. Any new trustee hereunder appointed under any provision of this section 14.11 shall, at the request of the Holders, be a corporation authorized and qualified to carry on the business of a trust company in the Province of Ontario and every other jurisdiction where such authorization or qualification is necessary to enable it to act as a trustee hereunder, shall certify that it will not have any material conflict of interest upon becoming trustee hereunder, and shall accept the trusts herein declared and provided for. On any new appointment the new trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Debenture Trustee.

Any corporation into which the Debenture Trustee may be merged or with which it may be consolidated or amalgamated, or any corporation resulting from any merger, consolidation or amalgamation to which the Debenture Trustee shall be a party, shall be the successor Debenture Trustee under this Debenture Indenture without the necessity of the execution of any instrument or any further act.

Upon the written request of the successor trustee or of the Company, the Debenture Trustee ceasing to act shall, subject to the payment of its outstanding remuneration and expenses, execute and deliver an instrument assigning and transferring to such successor trustee, upon the trusts herein expressed, all the rights, powers and trusts of the Debenture Trustee so ceasing to act, and shall duly assign, transfer and deliver all property and money held by such Debenture Trustee to the successor trustee so appointed in its place. Should any deed, conveyance or instrument in writing from the Company be required by any new trustee for more fully and certainly vesting in and confirming to it such estates, properties, rights, powers and trusts, then any and all such deeds, conveyances and instruments in writing shall on request of such new trustee be made, executed, acknowledged and delivered by the Company.

14.12

Authority to Carry on Business

The Debenture Trustee represents to the Company that, except as disclosed to the Company, at the date of execution and delivery by it of this Debenture Indenture it is authorized to carry on the business of a trust company in each of the provinces of Canada but if, notwithstanding the provisions of this section, it ceases to be so authorized to carry on business the validity and enforceability of this Debenture Indenture and the Debentures issued hereunder shall not be affected in any manner whatsoever by reason only of such event but the Debenture Trustee shall, within 90 days after ceasing to be authorized to carry on the business of a trust company in each of the provinces of Canada, either become so authorized or resign in the manner and with the effect specified in section 14.11.

14.13

Acceptance of Trusts

The Debenture Trustee accepts the trusts and the appointment as trustee and transfer agent and Registrar of the Debentures in this Debenture Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and in trust for the various Persons who shall from time to time be Debentureholders, subject to the terms and conditions herein set forth.

14.14

Limitation of Liability

The Debenture Trustee acknowledges that this Debenture Indenture shall be conclusively taken to have been executed by, or by officers of the Company on behalf of the directors of the Company only in their capacity as directors. The Debenture Trustee hereto hereby disavows any liability upon and waives any claim against holders of Common Shares and annuitants under plans of which holders of Common Shares act as trustee or carrier and the obligations created hereunder are not personally binding upon, nor shall resort be had to, nor shall recourse or satisfaction be sought from, the private property of any trustee or officer of the Company or any holder of Common Shares or annuitant, but the property of the Company from time to time or a specific portion thereof only shall be bound. It is agreed that the benefit of this provision is restricted to the trustees and officers of the Company, each holder of Common Shares issued by the Company and annuitants and, solely for that purpose, the undersigned signing officers of the Company have entered into this provision as agent and trustee for and on behalf of the trustees of the Company, each holder of Common Shares of the Company and each annuitant.

14.15

Compensation

The Company will pay the Debenture Trustee compensation as agreed upon in writing for its services. The compensation of the Debenture Trustee is not limited by any law on compensation of a Debenture Trustee of an express trust. The Company will reimburse the Debenture Trustee upon request of all reasonable out-of-pocket expenses, disbursements and advances incurred or made by the Debenture Trustee, including the reasonable compensation and expenses of the Debenture Trustee’s agents and Counsel.

14.16

Compliance with Anti-Money Laundering and Suppression of Terrorism Legislation

The Debenture Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Debenture Trustee, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Debenture Trustee, in its sole judgment, determine at any time that its acting under this Debenture Indenture has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days written notice to the Company, provided that (i) the Debenture Trustee’s written notice shall describe the circumstances of such non-compliance; and (ii) if such circumstances are rectified to the Debenture Trustee’s satisfaction within such 10 day period, then such resignation shall not be effective.

14.17

Compliance with Privacy Code

The Company acknowledges that the Debenture Trustee may, in the course of providing services hereunder, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes:

(a)

to provide the services required under this Debenture Indenture and other services that may be requested from time to time;

(b)

to help the Debenture Trustee manage its servicing relationships with such individuals;

(c)

to meet the Debenture Trustee’s legal and regulatory requirements; and

(d)

if Social Insurance Numbers are collected by the Debenture Trustee, to perform tax reporting and to assist in verification of an individual’s identity for security purposes.

The Company acknowledges and agrees that the Debenture Trustee may receive, collect, use and disclose personal information provided to it or acquired by it in the course of its acting as trustee hereunder for the purposes described above and, generally, in the manner and on the terms described in its Privacy Code, which the Debenture Trustee shall make available on its website or upon request, including revisions thereto. Further, the Company agrees that it shall not provide or cause to be provided to the Debenture Trustee any personal information relating to an individual who is not a party to this Debenture Indenture unless the Company has assured itself that such individual understands and has consented to the aforementioned uses and disclosures.

ARTICLE 15
SUPPLEMENTAL DEBENTURE INDENTURES

15.1

Supplemental Debenture Indentures

From time to time the Company (provided so authorized by a resolution of the Directors) and the Debenture Trustee may without the consent of any Debentureholder, and they shall, when expressly required by this Debenture Indenture, execute, acknowledge and deliver, by their proper officers, deeds or debenture indentures supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

(a)

adding to the provisions hereof such additional covenants of the Company, enforcement provisions and other provisions for the protection of the Holders of the Debentures and/or providing for events of default in addition to those herein specified;

(b)

making such provisions not inconsistent with this Debenture Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, including the making of any modifications in the form of the Debentures which do not affect the substance thereof and which, in the opinion of the Debenture Trustee, it may be expedient to make, provided that in reliance upon the opinion of Counsel, the Debenture Trustee shall be of the opinion that such provisions and modifications will not be materially prejudicial to the interests of the Debentureholders;

(c)

evidencing the succession, or successive successions, of other Persons to the Company and the covenants of and obligations assumed by any such successor in accordance with the provisions of this Debenture Indenture;

(d)

giving effect to any Extraordinary Resolution passed as provided in Article 13;

(e)

making any additions to, deletions from or alterations of the provisions of this Debenture Indenture (including any of the terms and conditions of the Debentures) which, in the opinion of Counsel to the Debenture Trustee, are not materially prejudicial to the interests of the Debentureholders and which are necessary or advisable in order to incorporate, reflect or comply with Indenture Legislation;

(f)

adding to or altering the provisions hereof in respect of the transfer of Debentures, including provision for the exchange of Debentures of different denominations, and making any modification in the form of the Debentures which does not affect the substance thereof and which, in the opinion of the Debenture Trustee, is not materially prejudicial to the interests of the Debentureholders;

(g)

correcting or rectifying any ambiguities, defective provisions, errors or omissions herein provided that in the opinion of the Debenture Trustee, the rights of the Debenture Trustee and the Debentureholders are in no way materially prejudiced thereby; and

(h)

any other purpose not inconsistent with the terms of this Debenture Indenture provided that in the opinion of the Debenture Trustee, the rights of the Debenture Trustee and the Debentureholders are in no way materially prejudiced thereby;

provided that the Debenture Trustee may in its sole discretion decline to enter into any such supplemental debenture indenture which, in its opinion, may not afford adequate protection to the Debenture Trustee when the same shall become operative.

15.2

Effect of Supplemental Debenture Indentures

Upon the execution of any Supplemental Debenture Indenture relating to some or all Debentures, the Debenture Indenture shall be modified in accordance therewith, such Supplemental Debenture Indenture shall form a part of this Debenture Indenture for all purposes in relation to such Debentures, and every Holder of such Debentures shall be bound thereby.  Any Supplemental Debenture Indenture providing for the issue of Debentures may contain terms which add to, modify or negate any of the terms contained in this Debenture Indenture in relation to the Debentures to be so issued, and to the extent that there is any difference between the terms of this Debenture Indenture and the terms contained in a Supplemental Debenture Indenture, the terms contained in the Supplemental Debenture Indenture shall be applicable to the Debentures unless otherwise indicated in such Supplemental Debenture Indenture; provided that no provision in a Supplemental Debenture Indenture shall adversely affect the rights of Holders of Debentures or result in the loss of any exemption from withholding tax  available pursuant to  subparagraph 212(1)(b)(vii) of the Income Tax Act (Canada).

ARTICLE 16
STOCK EXCHANGE APPROVAL

16.1

Stock Exchange Approval

No amendment to the terms of this Debenture Indenture by supplement or otherwise shall be made without the prior written consent of the TSX, if applicable, for so long as the Debentures or Common Shares are listed for trading thereon.

ARTICLE 17
EXECUTION

17.1

Counterparts

This Debenture Indenture may be executed in several counterparts, each of which when so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument.

17.2

Language of Debenture Indenture

The parties hereto have requested that this document be drafted in the English language. Les parties ont demandé que le présent document soit rédigigé en langue anglaise.

17.3

Formal Date

For the purpose of convenience, this Debenture Indenture may be referred to as bearing the formal date of June 28, 2007, irrespective of the actual date of execution hereof.

IN WITNESS WHEREOF the parties hereto have executed this Debenture Indenture under the hands of their proper officers duly authorized in that behalf.

NEW GOLD INC.

“Signed”

 Name:  Paul D. Martin
Title:  Chief Financial Officer  and Vice President Finance

“Signed”

 Name:  John Pitcher
Title:  Secretary

Authorized signatories, in such capacities, and not in their personal capacities.

We have the authority to bind the Company.

COMPUTERSHARE TRUST COMPANY OF CANADA

“Signed”

 Name:  Melissa Banfield
Title:  Professional, Corporate Trust

“Signed”

 Name:  Mohanie Shivprasad
Title:  Professional, Corporate Trust

We have the authority to bind the Company.

SCHEDULE “A”

SPECIMEN FORM OF DEBENTURE CERTIFICATE

Number

ZQ 123456

NEW GOLD INC.

(existing under the laws of British Columbia)

****0*********
*****0********
******0*******
*******0******
********0*****

SPECIMEN

CUSIP 644535 AB 2

ISIN CA 644535AB24

SEE REVERSE FOR CERTAIN DEFINITIONS

NEW GOLD INC. (the "Company") for value received, hereby promises to pay to the registered holder hereof, on June 28, 2014 or on such earlier or later date as the principal amount hereof may become due in accordance with the provisions of the Debenture Indenture, hereinafter defined, the principal amount referred to above in lawful money of Canada on presentation and surrender of this Debenture to the Debenture Trustee, as defined below, and to pay interest thereon from the Issue Date as specified in the Debenture Indenture, all of which amounts are unsecured and subordinated to all Secured Indebtedness as provided in the Debenture Indenture. Interest is payable in arrears in equal semi-annual instalments on January 1 and July 1 in each year, commencing on January 1, 2008, subject to deferral in accordance with the Debenture Indenture.

This Debenture is one of the 5% Convertible Unsecured Debentures of the Company maturing June 28, 2014 (the "Debentures") issued under the provisions of a trust indenture (said trust indenture as it may be supplemented or amended from time to time being herein referred to as the "Debenture Indenture") dated June 28, 2007 between the Company and Computershare Trust Company of Canada (the "Debenture Trustee"). Capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Debenture Indenture.

Reference is hereby expressly made to the Debenture Indenture for a statement and description of the terms and conditions upon which this Debenture is issued and held and of the rights and remedies of the holder(s) of this Debenture, of the Company and of the Debenture Trustee with respect thereto, all to the same effect as if the provisions of the Debenture Indenture were herein set forth, to all of which provisions the holder of this Debenture by acceptance hereof assents. In the event of any inconsistency between the provisions of this Debenture and the Debenture Indenture, the provisions of the Debenture Indenture shall prevail.

The Debentures are issuable only as fully registered debentures. This Debenture is a direct obligation of the Company but is not secured by any mortgage, hypothecation, charge or pledge and is subordinated to the ~~Series D Notes and all~~ Secured Indebtedness (each as defined in the Debenture Indenture) of the Company whether outstanding at the date of this Debenture or hereafter created, incurred, assumed or guaranteed. The Debenture Indenture contains no restriction on the right of the Company to borrow or give security for any of its obligations in priority to the Debentures.

The principal amount hereof may become, or be declared due before maturity on the conditions, in the manner, with the effect and at the times set forth in the Debenture Indenture.

Subject to the terms and conditions and in the manner set forth in the Debenture Indenture, this Debenture is convertible, at the option of the holder hereof, upon compliance with the conditions prescribed in the Debenture Indenture and upon surrender of this Debenture, with a duly completed conversion form acceptable to the Debenture Trustee, at the offices of the Debenture Trustee in Vancouver, British Columbia or Toronto, Ontario into fully paid and non-assessable common shares of the Company, at a conversion price of $9.35 per Common Share (the "Conversion Price"), subject to adjustments.

The Company may, at its option, redeem the Debentures, in whole at any time or in part from time to time, on or after January 1, 2012, on not more than 60 days and not less than 30 days' prior notice to the holders of the Debentures at a redemption price, payable in cash or common shares of the Company, equal to the principal amount of the Debentures to be redeemed, plus accrued and unpaid interest thereon, if any, up to but excluding the date fixed for redemption, provided that the Current Market Price (as defined in the Debenture Indenture) is at least 125% of the Conversion Price. In addition, the Debenture Indenture contains provisions requiring the Company to make an offer to redeem or convert the Debentures upon a Change of Control (as defined in the Note Indenture).

This Debenture may only be transferred upon compliance with the conditions prescribed in the Debenture Indenture, on the register kept at the principal offices of the Debenture Trustee in the Cities of Vancouver, British Columbia or Toronto, Ontario and in such other place or places and/or by such other Registrars (if any) as the Company with the approval of the Debenture Trustee may designate, by the registered holder hereof or his executors or administrators or other legal representatives, or the holder's attorney duly appointed by an instrument in form and substance satisfactory to the Debenture Trustee or other Registrar and upon compliance with such reasonable requirements as the Debenture Trustee and/or other Registrar may prescribe.

The Company will not issue fractional common shares upon the conversion of a Debenture but will make an cash payment in lieu of such fractional amount as provided in the Debenture Indenture.

The Company may, at any time when it is not in default underthe Debenture Indenture, purchase Debentures in the market or by tender, or by private contract, at any price. All Debentures or portions thereof so purchased shall forthwith be cancelled and not reissued.

The Debenture Indenture contains provisions making binding upon all holders of Debentures outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and instruments signed by the holders of the outstanding Debentures, which resolutions or instruments may have the effect of amending the terms of this Debenture or the Debenture Indenture.

The Debenture Indenture is and this Debenture shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

This Debenture shall not become obligatory for any purpose until this Debenture shall have been certified by the Debenture Trustee for the time being under the Debenture Indenture.

IN WITNESS WHEREOF NEW GOLD INC. has caused this Debenture to be signed by its duly authorized officers as of the 28th day of June, 2007.

NEW GOLD INC.

By: [signature]

By: [signature]

VOID

DEBENTURE TRUSTEE'S CERTIFICATION

This Debenture is one of the 5% Convertible Unsecured Subordinated Debentures due June 28, 2014 referred to in the Debenture Indenture herein mentioned.

Countersigned by:
COMPUTERSHARE TRUST COMPANY OF CANADA,
as Debenture Trustee

SECURITY INSTRUCTIONS ON REVERSE — VOIR LES INSTRUCTIONS DE SÉCURITÉ AU VERSO

104598

FORM OF TRANSFER

THE DEBENTURES REPRESENTED BY THIS CERTIFICATE MAY NOT BE TRANSFERRED TO A U.S. PERSON OR TO ANY PERSON IN THE UNITED STATES (AS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT) OR TO ANY PERSON FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON OR A PERSON IN THE UNITED STATES, EXCEPT IN LIMITED CIRCUMSTANCES SPECIFIED IN THE DEBENTURE INDENTURE

To: New Gold Inc. c/o Computershare Trust Company of Canada

FOR VALUE RECEIVED the undersigned hereby assign(s) and transfer(s) unto: ________________ the within Debenture of NEW GOLD INC. (or $________________ principal amount thereof) and hereby irrevocably constitutes and appoints: ________________________________, attorney to transfer the said aggregate principal amount thereof on the books of NEW GOLD INC. referred to within with full power of substitution in the premises

The undersigned hereby certifies that the transfer of these securities is not being made to, or, for the account or benefit of, and the offer of these securities was not made to, or, for the account or benefit of, and the person named above is not, and is not acting for the account or benefit of, a person in the "United States" or a "U.S. person" (as such terms are defined in Regulation S under the U.S. Securities Act) unless such transfer is exempt from registration under the U.S. Securities Act.

DATED: ____________________________

Signature of Transferor	Name of Guarantor*	Signature of Guarantor*

Instructions: If the Debenture Certificate being transferred includes a legend restricting the transfer of the Debentures pursuant to the U.S. Securities Act, the Form of Transfer must be accompanied by either (a) a completed declaration in form satisfactory to the Company to the effect that the transfer is being made outside the United States pursuant to Rule 904 of Regulation S under the U.S. Securities Act, or (b) a written opinion of counsel reasonably satisfactory to the Company to the effect that the transfer is exempt from the registration requirements of the U.S. Securities Act and all applicable state securities laws

FORM OF CONVERSION

To: New Gold Inc. c/o Computershare Trust Company of Canada

The undersigned registered Holder of the within Debenture hereby irrevocably elects to exercise its right to convert into Common Shares pursuant to such Debenture with respect to the entire principal amount thereof (or $__________________ principal amount thereof) and hereby surrenders such Debenture to the extent of such principal amount to New Gold Inc in payment of the subscription price of Common Shares in accordance with the terms of such Debenture and directs that the Common Shares issuable and deliverable upon the exercise of such conversion rights be issued and delivered to the person indicated below. (If Common Shares are to be issued in the name of a person other than the Holder, all requisite transfer taxes must be tendered by the undersigned.)
By the signature below, the undersigned Holder represents and warrants to the Company that the undersigned (check one):

☐ (i) is not (and is not converting the Debenture for the account or benefit of) a U.S. person or a person in the United States; (ii) did not execute or deliver this Form of Conversion in the United States and (iii) has in all other respects complied with the terms of Regulation S of the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any successor rule or regulation of the United States Securities and Exchange Commission as presently in effect; OR

☐ the undersigned is tendering with this Form of Conversion a written opinion of counsel or other evidence satisfactory to the Company to the effect that the securities to be delivered upon conversion of this Debenture have been registered under the U.S. Securities Act and the securities laws of all applicable states of the United States or are exempt from registration thereunder; OR

☐ the undersigned is the original subscriber of the Debentures and (i) is an institutional "accredited investor" (as such term is defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the U.S. Securities Act (an "Institutional Accredited Investor"), converting the Debenture for its own account or the account of an Institutional Accredited Investor over which it exercises sole investment discretion, (ii) has had access to such current public information concerning the Company as it considered necessary in connection with its investment decision, (iii) understands that the Common Shares have not been registered under the U.S. Securities Act and (iv) agrees to the restrictions on transfer and resale more fully described in the Debenture Indenture

"United States" and "U.S. person" are as defined in Regulation S under the U.S. Securities Act
Note: Certificates representing securities to be received on conversion hereof will not be registered or delivered to an address in the United States unless Box 2 or Box 3 above is checked.

Date:______________________

	Signature of Holder	Signature of Guarantor*

Print name in which Common Shares issued on exercise of the conversion rights are to be issued, delivered and registered**:

Name:____________________________________

Address	City, Province and Postal Code

**If common shares are to be issued in the name of a person other than the Holder a Signature Guarantee* is required

Name of Guarantor	Signature of Guarantor*

***Signature Guarantee:** The signature must correspond with the name as written upon the face of the certificate(s) in every particular, without alteration or enlargement, or any change whatsoever and must be guaranteed by a major Canadian Schedule 1 chartered bank or member of an acceptable medallion Signature Guarantee Program (STAMP, SEMP, MSP). The Guarantor must affix a stamp bearing the actual words "Signature Guaranteed". Signature guarantees are not accepted from Treasury Branches, Credit Unions or Caisse Populaires unless they are members of the Stamp Medallion Program

SECURITY INSTRUCTIONS - INSTRUCTIONS DE SÉCURITÉ

THIS IS WATERMARKED PAPER, DO NOT ACCEPT WITHOUT NOTING WATERMARK. HOLD TO LIGHT TO VERIFY WATERMARK.

PAPIER FILIGRANÉ, NE PAS ACCEPTER SANS VÉRIFIER LA PRÉSENCE DU FILIGRANE. POUR CE FAIRE, PLACER À LA LUMIÈRE.

00H53C

ANNEX I TO SCHEDULE A
FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO:

New Gold Inc.
AND TO:

Computershare Trust Company of Canada, as Debenture Trustee

The undersigned (A) acknowledges that the sale of securities of New Gold Inc. (the “Company”) to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and (B) certifies that (1) it is not an “affiliate” (as defined in Rule 405 under the U.S. Securities Act) of the Company, (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States or (b) the transaction was executed on or through the facilities of the applicable Canadian stock exchanges designated in Regulation S and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any person acting on its behalf engaged in any directed selling efforts in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as that term is defined in Rule 144(a)(3) under the U.S. Securities Act), (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of Regulation S with fungible unrestricted securities, and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act.  Terms used herein have the meanings given to them by Regulation S.

Dated: ______________	______________________ Name of Seller By: ___________________ Name: Title

Affirmation by Seller’s Broker-Dealer

We have read the foregoing representations of our customer, _____________________________ (the “Seller”), dated _______________________, with regard to our sale, for such Seller’s account, of the _________________ securities [specify security type(s)], represented by certificate number(s) ______________ (the “Securities”), of the Company described therein, and on behalf of ourselves we certify and affirm that (A) we have no knowledge that the transaction had been prearranged with a buyer in the United States, (B) the transaction was executed on or through the facilities of the applicable stock exchanges designated in Regulation S and (C) neither we, nor any person acting on our behalf, engaged in any directed selling efforts in connection with the offer and sale of such Securities.  Terms used herein have the meanings given to them by Regulation S.

___________________ Name of Firm By: ___________________ Authorized Officer